SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Extraordinary General Meeting

Manual for Shareholder's Participation

January 30, 2015

PETROBRAS

INDEX

Invitation	2
Notice of Meeting	3
Information to Vote	6
Public Power of Attorney Request	7
Items to be discussed in the Extraordinary General Meeting (EGM):
I. Merger of Energética Camaçari Muricy I S.A. (“Muricy”) into PETROBRAS.	8
Appendix I – Fiscal Council Opinion	9
Appendix II – Protocol and Justification for the Acquisition of Energética Camaçari Muricy I S.A. (“Muricy”)	10
Appendix III – Valuation report of Energética Camaçari Muricy I S.A. (“Muricy”)	17
Appendix IV – (CVM Instruction No. 481- Annex 21)	29
Commercial Proposal of AudiLink & Cia Auditores to Energética Camaçari Muricy I S.A. (“Muricy”) Commercial Proposal of AudiLink & Cia Auditores to PETROBRAS	31
II. Merger of Arembepe Energia S.A. (“Arembepe”) into PETROBRAS.	32
Appendix I – Fiscal Council Opinion	9
Appendix II – Protocol and Justification for the Acquisition of Arembepe EnergiaS.A. (“Arembepe”)	33
Appendix III – Valuation report of Arembepe Energia S.A. (“Arembepe”)	40
Appendix IV – (CVM Instruction No. 481- Annex 21)	57
Commercial Proposal of AudiLink & Cia Auditores to Arembepe Energia S.A. (“Arembepe”) Commercial Proposal of AudiLink & Cia Auditores to PETROBRAS	59

INVITATION

Date: January 30, 2015

Time: 3PM

Address: auditorium of the Company’s head office

at Avenida República do Chile 65, 1st floor, in the city of (RJ)

Agenda items:

Extraodinary General Meeting

I. Merger of Energética Camaçari Muricy I S.A. (“Muricy”) into PETROBRAS.

II. Merger of Arembepe Energia S.A. (“Arembepe”) into PETROBRAS.

     Open Capital Company
CNPJ/MF nº 33.000.167/0001-01
NIRE nº 33300032061

NOTICE OF MEETING

The Board of Directors of Petróleo Brasileiro SA - Petrobras invites the Company's shareholders to attend the Extraordinary General Meeting to be held on January 30, 2015, at 03:00 pm in the auditorium of the Company's head office, at Avenida República do Chile 65, 1st floor in the city of Rio de Janeiro (RJ), to deliberate on the following matters:

I. Merger of Energética Camaçari Muricy I S.A. ("Muricy") into PETROBRAS in order to:

(1) Ratify the hiring of independent auditing firm AudiLink & Cia. Auditores by PETROBRAS for the preparation of the Appraisal Report of Muricy, at book value pursuant to paragraph 1 of article 227 of Law 6404 of 15.12.1976;

(2) Approve the Appraisal Report prepared by AudiLink & Cia. Auditores to review the equity of Muricy at book value;

(3) Approve, in all its terms and conditions, the Protocol and Justification of Merger, executed between Muricy and PETROBRAS on October 15, 2014;

(4) Approve the merger of Muricy into PETROBRAS, with its consequent dissolution without increasing of the share capital of PETROBRAS;

(5) Authorize the Board of PETROBRAS to practice all acts necessary to implement the merger and regulation of the merged company and the merging company before the competent bodies, as needed.

II. Merger of Arembepe Energia SA ("Arembepe") into PETROBRAS in order to:

(1) Ratify the hiring of independent auditing firm AudiLink & Cia. Auditores by PETROBRAS for the preparation of the Appraisal Report of Arembepe, at book value pursuant to paragraph 1 of article 227 of Law 6404 of 15.12.1976;

(2) Approve the Appraisal Report prepared by AudiLink & Cia. Auditores to review the equity of Arembepe at book value;

(3) Approve, in all its terms and conditions, the Protocol and Justification of Merger, executed between Arembepe and PETROBRAS on October 15, 2014;

(4) Approve the merger of Arembepe into PETROBRAS, with its consequent dissolution without increasing of the share capital of PETROBRAS; (5) Authorize the Board of PETROBRAS to practice all acts necessary to implement the merger and regulation of the merged company and the merging company before the competent bodies, as needed.

Individuals attending the Meeting must show evidence of their quality as shareholders, in accordance with Article 126 of Law 6404 of 12/15/1976. If the shareholder wants to be represented by proxy he must comply with the provisions of the 1st paragraph of Article 126 of said Law and Article 13 of Petrobras' Articles of Incorporation and submit the following documents:

(i) Representative's identity document;

(ii) Power of attorney with special powers with signature duly notarized (original or certified copy);

(iii) Copy of the agreement/ Articles of Incorporation or regulation of the fund, if applicable;

(iv) Copy of the instrument of investiture or equivalent document evidencing the powers of the grantor, if applicable.

We request that the shareholders represented by proxy to submit, at least two working days in advance, the documents listed above in room 1002 (Shareholder Assistance) at the Company’s headquarters. For those who will submit documentation on the day of the meeting, the Company informs that it will be available to receive it as of 1 pm, at the place where the meeting will be held.

The voting rights in the event of lending of shares will be exercised by the borrower, unless the agreement made by the parties provides otherwise.

In addition, the shareholders can also choose to vote the matters of this Notice by using the proxy public request, as provided for by CVM Instruction 481, of December 17, 2009.

The receiving of electronic power of attorneys will happen by means of the Online Meeting Platform, at the website http://www.assembleiasonline.com.br. Therefore, it is necessary for shareholders to register in this platform.

Any and all documents related to the matters to be resolved in this Extraordinary General Meeting are at the disposal of the shareholders in room 1002 (Shareholder Assistance) at the Company's headquarters and on the websites of the Company (http://www.petrobras.com.br/ri) and the Brazilian Securities and Exchange Commission (http://www.cvm.gov.br), pursuant to Law 6.404, of 12.15.1976 and CVM Instruction 481 of December 17, 2009.

São Paulo, December 12, 2014.

     Guido Mantega
Chairman of the Board of Directors

Information to Vote

To vote in general meetings of companies and funds, the first step is to click in www.assembleiasonline.com.br/wfPublicaCadastroAcionistas.aspx and register.

After registering at Assembleias Online, you will receive an automated message containing the Instrument of Agreement, Ownership and Liability, which must be signed, notarized and consularised, and a list of documents that must be provided so that your registration can be validated.

Once your registration is validated, you will receive an email with instructions to issue your Private Digital Certificate. The Private Digital Certificate will be issued by Certisign, exclusive partner of VeriSigN in Brazil and leader in the segment.

As soon as companies or funds that you invest in publish their call notices, you will be notified by email.

After you log in on the website www.onlinegeneralmeetings.com, you select the general meeting you want. After analyzing the documents available and the management proposals, you must vote on each of the agenda items (in favor, against or abstention).Your part in the voting process ends here.

Once your vote is validated, it will be computed to the respective meeting and a receipt of your vote will be sent to your email. For increased security and integrity, Assembleias Online has hired Ernst & Young to review the environment of internal controls to further improve them.

In order to facilitate and encourage shareholders with voting rights to participate, the Company will allow shareholders to vote on the items that appear in the General Meeting Notice over the Internet by using the public request for proxies, as per CVM ruling 481, published on December 17 2009.

The electronic proxies will be received via the Online Meeting platform, at www.assembleiasonline.com.br. Shareholders must register in the platform as soon as possible in order to use it. The data used in the previous General Meeting will remain in effect. The proxy, showing the shareholder’s voting intention (electronic voting), must be sent through the system between January 14 to 29, 2015. For more details on how to vote via the Online Meeting Platform, read the Manual that has been posted on our website.

Public Power of Attorney Request

Rio de Janeiro, December 23, 2014, Petróleo Brasileiro S.A. – Petrobras hereby invites its shareholders to attend its Extraordinary General Meeting, to be held on September 30, 2013, at 3.00 p.m., in order to resolve on the matter in the Notice for General Meeting.

With a view to enable and stimulate the participation of the shareholders with a right to vote, the Company provides, through the world wide web, with the possibility for the shareholders to vote on the matter in the Notice for General Meeting, through the use of public power of attorney request, as per CVM Instruction 481 issued on December 17th, 2009.

The receipt of electronic powers of attorney will be by means of the platform Assembleias Online, available at www.assembleiasonline.com.br. For such, it is necessary that the shareholders make their registration in this platform as soon as possible, and the registrations made for the last Meeting remain valid. The power of attorney, which has the shareholder’s voting intention (electronic vote), must be sent through the system between January 14 to 29, 2015. Please refer to the Manual on how to vote through the Assembleias Online system available in this handbook or on the Investor Relations website via Financial Results and Disclosures/Meetings.

With such alternative, Petrobras seeks to reinforce its commitment to adopting the best Corporate Governance practices and transparency.

REPORT TO SHAREHOLDERS

ITEM I

MERGER OF MURICY I INTO PETROBRAS

Dear Shareholders,

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras ("Company"), regarding the merger of ENERGÉTICA CAMAÇARI MURICY I S.A. (“MURICY I”) into PETROBRAS item "I" of the Agenda of Extraordinary General Meeting to be held on January 30, 2015, hereby submits the following information to the Shareholders:

MURICY I, located at Avenida Muricy, 1859, Área Industrial Leste – Polo Petroquímico – CEP: 42810-235 - Camaçari – BA, is a corporation that is part of the current corporate structure of Petrobras.

The upholding of various administrative structures, in addition to result in an increase of operating costs, implies also to the loss of significant synergies in the conduct of matters of interest to the Company.

In this scenario, taking into account the intent to streamline costs and increase business, integrating the assets, promoting synergy and economy of the System, the merger represents a strategy of the Gas and Energy Business Area for better handling of its activities.

Considering that the Company holds 100% (one hundred percent) of the shares representing the capital stock of MURICY I, there will be no change in the capital stock of Petrobras, to the extent that its financial statements already envisage the accounting records of the company to be merged.

Finally, the merger aims to transfer all assets, rights and obligations of MURICY I to the Company and is part of a corporate reorganization process whose goal is to simplify the corporate structure, reduce cost, provide a more efficient management of the assets involved and better relationships with regulatory agents, particularly with ANEEL.

Thus, the Board of Directors submits to the high consideration and resolution of this Extraordinary General Meeting, with the assent of the Fiscal Council, the proposed merger of MURICY I into Petrobras, pursuant to the Merger Protocol and Justification signed between the Company and MURICY I, the respective appraisal report and other provisions contained in item "I" of the Agenda referred to in the Call Notice.

All relevant documentation and information related to the exercise of right to vote of shareholders, the information required by CVM Instruction 481, Annex 21, are attached to the Assembly Manual.

Maria das Graças Silva Foster
Petrobras CEO

     PETRÓLEO BRASILEIRO S.A. - PETROBRAS
EXPERT OPINION BY PETROBRAS AUDIT COMMITTEE

The Fiscal Council of Petróleo Brasileiro S.A. - PETROBRAS, in the exercise of its legal and statutory functions, at a meeting held today, reviewed the decisions of the Company’s Board of Directors (taken at the Meeting of the Board held on November 14, 2014), in order to submit to the decision of the Extraordinary General Meeting - AGE: I- the Merger of Energética Camaçari Muricy I S.A. into PETROBRAS; II - The Merger Arembepe Energia S.A, into PETROBRAS.

2. Taking into account the content of the documents which were duly submitted to this Council, due to the fact that the two operations did not present any obstacle under legal, economic, financial and tax perspective in the Appraisal Reports legal, in particular: a) the report related to Energética Camaçari Muricy I S.A., issued on August 13, 2014, at book value, based on the information provided in Muricy’s Balance Sheet, on the base date of July 31, 2014, prepared by AudiLink & Cia. Auditores. According to the appraisal made, the net equity book value of Muricy I to be transferred to PETROBRAS is BRL$ 187,193,099.71; and b) the report related to Arembepe Energia S.A., issued on August 13, 2014, at book value, based on the information provided in Arembepe’s Balance Sheet, on the base date of July 31, 2014, prepared by AudiLink & Cia. Auditores. According to the appraisal made, the net equity book value of Arembepe to be transferred to PETROBRAS is BRL$ 348,273,017.88; and in both Protocols of October 15, 2014, which, in accordance with Articles 224 and 225 of Law No. 6404/76, provide the conditions and justifications for the aforementioned merging transactions, it is the understanding of the Fiscal Council that the legal formalities were observed, and that all documentation complies with the requirements in order to be submitted for discussion and voting at the Extraordinary General Meeting of Petrobras Shareholders.

Rio de Janeiro, on November 14, 2014

Signed by:

César Acosta Rech, Director
Marisete Fátima Dadald Pereira, Director
Walter Luis Bernardes Albertoni, Director

Protocol and Justification of the Merger Operation of
Energética Camaçari Muricy I S.A. – Muricy I
into Petróleo Brasileiro S.A. - Petrobras

By and between

I. PETRÓLEO BRASILEIRO S.A. – PETROBRAS, a publicly held company, with headquarters at Avenida República do Chile 65, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the National Register of Legal Entities of the Ministry of Finance (CNPJ) under No. 33.000.167/0001-01, herein duly re resented by its attorney-in-fact Fernando Homem da Costa Filho, hereinafter referred to as “PETROBRAS”, or “Merger company”; and

II. ENERGÉTICA CAMAÇARI MURICY I S.A., corporation with headquart rs at Av. Muricy, 1859, Área Industrial Leste, Polo Petroquímico de Camaçari, City of Camaçari, State of Bahi , enrolled with the National Register of Legal Entities of the Ministry of Finance (CNPJ) under No. 08.620.421/0001-27, with bylaws filed with the Board of Trade of Bahia State, under NIRE no. 29.30002798-7 (“Muricy”) herein duly represented by its Articles of Incorporation, hereinafter referred to as “MURICY I” or “Merged Company”;

PETROBRAS and MURICY I shall be hereinafter referred to jointly as “PARTIES”, or individually as “PARTY”;

Whereas:

(i) PETROBRAS is a publicly held, mixed capital company, with fully subscribed and paid-up capital, in the amount of BRL$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million nine hun red sixty thousand four hundred and ninety reais and fifty-two cents), divi ed into 13,044,49 ,930 (thirteen billion, forty-four million four hundred ninety-six thousand, nine hundred and thirty) non par shares, being 7,442,454,142 (seven billion, four hundred forty-two million, four hundred and fifty-four thousand, one hundred forty-two) common shares and 5,602,042,788 (five billion, six hundred and two million, forty-two thousand, seven hundred eighty-eight) preferred shares;

(ii) MURICY I is a closed corporation, with fully subscribed and paid-up capital in the amount of BRL$ 97,797,885.00 (ni ety-seven million, seven hundred ninety-seven thousand, eight hundred eighty-five reais), divided into 120,835,324 (one hundred and twenty million, eight hundred thirty-five thousand, three hundred and twenty four) all common, registered nonpar shares, and its Articles of Incorporation provides th application of Law no. 6.404, of December 15, 1976 (“Law no. 6.404/76”);

(iii) PETROBRAS is the holder of all the shares issued by MURICY I, representing 100% of the total share capital of MURICY I;

(iv) The PARTIES inte d to undertake a merger transaction, through hich MURICY I will be merged into Petrobras, with the exhaustion of all MURICY I’s rights, which will be fully succeeded in all its rights and obligations by PETROBRAS, all in accordance with Article 227 of Law 6404/76;

(v) The management of both companies has considered the best alternatives for conducting its activities and management policies, taking into account the intention to streamline costs and increase their business through the consolidation of its activities, taking into consideration that the maintenance of various administrative structures would lead to an increase in operating costs, and at the same time would result in loss of relevant synergies in conducting the affairs of its interest;

(vi) The merger of MURICY I by PETROBRAS will be submitted for approval by the shareholders of both companies.

NOW, THEREFORE, the PARTIES hereby establish and agree upon to enter this Protocol and Justification of Merger ("Protocol and Justification"), in accordance with the Articles of Incorporation of MURICY I and Articles 224, 225 and 227 of Law at. 6.404/76, which the follo ing terms and conditions will guide the proposed Merger to be submitted to their respectiv shareholders:

CLAUSE ONE – BASIS FOR THE PROPOSED OPERATION AND JUSTIFICATION

1.1. Proposed operation. The operation consists of the merger of MURICY I by PETROBRAS, with the transfer of MURICY I’s full equity into PETROBR S at book value ("Transaction" or "Merger").

1.1.1. As a result of the Transaction, MURICY I will be extinguished by operation of law, for all legal purposes, so that the Merger Company will fully succeed MURICY I in all its rights and obli ations, alll in accordance with Article 227 of Law 6404/76.

1.2. The assessment of MURICY I’s net equity, for the purposes of the respective accounting entries in PETROBRAS, was made at book value by the specialized company AUDILINK & CIA AUDITORES as indicated in item 2.1., on the base date established in section 2.2 of this Protocol and Justification, based on the criteria set out in the Civil Code and Law No. 6.404/76, relative to financial statements pre aration.

1.3. The management of PETROBRAS will be responsible to perform all acts necessary for the implementation of the Merger, and bear all costs and expenses arising from such implementation.

1.4. Justificati n of Operation. PETROBRAS has asse sed the best alternatives for conducting its activities and management policies, taking into account the intention to streamline costs and increase its business through the consolidation of its activities, taking into consideration that the maintenance of various administrative structures would lead to an increase in operating costs, and at the same time would result in loss of relevant synergies in conducting the affairs of its interest;

1.4.1. The merger aims at transf rring all the assets, rights and obligations of MURICY I to PETROBRAS and is part of a corporate reorganization process whose goal is to simplify the corporate structure, reduce cost and provide a more efficient management of the assets involved.

1.4.2. Considering that Petrobras holds 100% (one hundred percent) of the shares representing the capital stock of MURICY , the proposed Merger will not lead into a change in the capital stock of Petrobras, i that the financial statements of Petrobras consolidate the accounting records of MURICY I.

CLAUSE TWO – APPRAISAL OF MURICY I’s NET EQUITY AND BASE DATE

2.1. The indication of the specialized company AUDILINK & CIA AUDITORES, enrolled with the CNPJ under no. 02.163.578/0001-50, head offices at Rua Butantã 461, conjuntos 1 and 72, Pinheiros, São Paulo, SP, as responsible for the development of the accounting appraisal report of the Merged Company’s net equity to be transferred to PETROBRAS (“Accounting Appraisal Report”), must be approved by deliberation of MURICY I’s General Meeting and PETROBRAS’s Extraordinary General Meeting, in ac ordance with article 227 of Law 6.404/76.

2.2. AUDILINK & CIA AUDITORES is a company specialized in accounting valuation that performed at the request of the administration of the PARTIES, (i) the assessment of the net equity of the MURICY I at ook value, based on the information contained in the audited Balance Sheet of the MURICY I, on July 31, 2014 ("Merger Base Date"), which has verified the value of the net equity to be transferred to PET OBRAS, and (ii) the preparation of the Accounting Appraisal Report (Annex I to this Protocol and Justification), which shall be submitted to the prior review and approval of the s areholders of Petr bras under the law.

CLAUSE THREE – TOTAL NET EQUITY TO BE MERGED

3.1. According to the assessment made in the Valuation Report, the book value of MURICY I’s net equity to be transferred to PETROBRAS is BRL$ 187,193,099.71 (one hundred eighty-seven million, one hundred ninety-three thousand and ninety nine cents and seventy-one reais), subject to the provisions of Clause Four below.

3.2. The value of the net equity calculated matches exactly to the active account investment of PETROBRAS, since MURICY I is a wholly owned subsidiary of PETROBRAS. Thus, a a result of the Merger, it shall be operated in the accounts of PETROBRAS, a mere replacement of PETROBRAS assets represented by its investment account relative to the participation in the capital of MURICY I by the assets and liabilities included in MURICY I Balance Sheet.

3.3. The replacement of PETROBRAS investments in MURICY I by the assets and liabilities shown in the Balance Sheet of MURICY I does not imply a change in the value of PETROBRAS net equity.

3.4. The balances of the credit and debit accounts of MURICY I shall be entered in the accounting books of PETROBRAS, with all the necessary adjustments

3.5. The assets, rights and obligations of the MURICY I that make up the net equity to be transferred to PETROBRAS, re those detailed in the appraisal report, at book value.

CLAUSE FOUR – EQUITY VARIATION UP TO THE MERGER DATE

4.1. The equity variations in the period between the Base Date of the Merger and the Merger will be effectively absorbed by PETROBRAS and transferred to the books of PETROBRAS by their respective values n the date of the Merger without changing the values adopted in this Protocol and Justiification for the realization of the merger.

CLAUSE FIVE – EXTINCTION OF MURICY I’s SHARES

5.1. For the purposes of the Merger proposed in this rotocol and Justification, it shall not be assigned shares of Petrobras to the members, provided that Petrobras owns all of the shares issued by MURICY I.

5.2. As a result, the 120,835,324 (hundred and twenty million, eight hundred thirty-five thousand, three hundred and twenty four) all common, registered nonpar shares issued by MURICY I, shall be extinct, based on article 226, paragraph 1 of Law no. 6.404/76, with all the nece sary adjustments in the accounting records of PETROBRAS.

5.3. No cancellation or issuance of new shares of PETROBRAS shall occur under the Merger, nor there will be no change in the amount of its capital stock, so that at the end of the Merger, the capital of PETROBRAS will remain unchanged in the amount of BRL$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million nine hundred sixty thousand four hundred and ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million four hundred ninety-six thousand, nine hundred and thirty) non par shares, being 7,442,454,142 (seven billion, four undred forty-two million, four hundred and fifty-four thousand, one hundred forty-two) common s ares and 5,602,042,788 (five billion, six hundred and two million, forty-two thousand, seven hundred eighty-eight) preferred shares. Consequently, there will be no change in the Articles of Incorporation of PETROBRAS.

CLAUSE SIX – REPORT TO THE BOARD OF DIRECTORS AND APPROVAL BY MURICY I’S GENERAL MEETING AND BY PETROBRAS SHAREHOLDERS’ GENERAL MEETING

6.1. Board of Directors. In compliance with the Articles of Incorporati n of Petrobras and Articles of Incorporation of MURICY I, the Board of Directors of Petrobras must be informed of the Transaction, confirming the hiring of audit company to assess the net equity of the MURICY I and, in accordance with article 142, subsection IV of Law No. 6.404/76, convene the Extraordinary General Meeting of Petrobras to decide on the transaction.

6.2. Executive Board. The Executive Board of MURICY I shall give notice to the Board of Directors to convene the Shareholders General Meeting.

6.3. Extraordinary General Meeting and Shareholders General Meeting. The respective PETROBRAS Shareholders Extraordinary General Meeting and MURICY I’s shareholders General Meeting shall be convened for the implementation of the Transaction, in compliance with the terms and conditions provided by law.

CLAUSE SEVEN – GENERAL PROVISIONS

7.1. Considering that MURICY I is a wholly owned su sidiary of PETROBRAS, the provisions concerning (i) the exchange ratio and (ii) the redempti n to MURICY I’s members do not apply.

NOW, THER FORE, the parties hereto sign this Protocol and Justification instrument in two (2) counterparts of the same tenor and to one sole effect before the two (2) undersigned witnesses.

Rio de Janeiro, October 15, 2014.

PETROLEO BRASILEIRO S.A. - PETROBRAS.
Fernando Homem da Costa Fil o

Executive as & Energy Manager of Transactions and Interests in Energy

ENERGÉTICA CAMAÇARI MURICY S.A.

Pablo Vargas Castellar Chief Executive Officer	Clodoaldo Rocha Novaes Managing Director

Witnesses:

Name: Heloise Freitas Monteiro ID No.:10075989-3	Name: Eduardo Machado de Souza Araujo ID No.:93532 AB/RJ

AudiLink
Auditores & Consultores

APPRAISAL REPORT OF ASSETS AND LIABILITIES

AUDILINK & CIA. AUDITORES, a company with office on Rua Martinho Poeta nº 323, Bairro Picada, CEP 92990-00, Eldorado do Sul/RS, registered with CNPJ/MF 02.163.575/0012-03, and Regional Accounting Board of the State of Rio Grande do Sul under no. 003688/F-0, herein represented by its technician in charge, Roberto Caldas Bianchessi, registered with Regional Accounting Board of the State of Bahia under no. CRC/RS-040078/O-7 S-BA, signed below, was contracted by PETRÓLEO BRASILEIRO S.A. - PETROBRAS, with main place of business on Av. República do Chile, 65, Downtown, Rio de Janeiro - RJ, CEP 20031-912, registered with CNPJ (MF) under no. 33.000.167/0001-01 and JUCERJ under NIRE no. 33300032061, for purposes of making the equity appraisal specified below:

I. PURPOSE OF THIS APPRAISAL

This appraisal was made, on the interest of PETROBRAS, aiming at determining the book-entry net equity of company **Energética Camaçari Muricy I S.A.**, with main place of business on Av. Muricy, 1.859, Área Industrial Leste, Pólo Petroquímico de Camaçari, City of Camaçari, State of Bahia, CEP: 42810-235, registered with CNPJ/MF under no. 08.620.421/0001-27 and JUCEB under NIRE no. 29.3.0002798.7, for purposes of merger of said company with PETRÓLEO BRASILEIRO S.A. - PETROBRAS.

II. BASE-DATE OF THE APPRAISAL

The appraisal was performed taking as basis, as decided by PETROBRAS, the Trial Balance prepared by company **Energética Camaçari Muricy I S.A.**, on the base date of July 31, 2014.

III. APPRAISAL CRITERIA

The appraisal was performed in accordance with accounting practices adopted in Brazil, the accounting records of that company having been examined, paying attention to the applicable legal and regulatory provisions governing the accounting practices adopted in Brazil. We believe that the audit evidence obtained for the purposes to which it is intended is sufficient and appropriate to provide a basis for our conclusion.

Conhecimento que Gera Valor

www.AudiLink.com.br

AudiLink
Auditores & Consultores

IV. COMPOSITION OF EQUITY UNDER APPRAISAL

The Trial Balance, reference for this appraisal, consists of the following account balances:

Assets	R$
Current	208,019,628.02
Cash and cash equivalents	92,607,215.81
Cash fund	9,821.90
Bank accounts in cash	3,583.83
Financial Investments	92,593,810.08
Other short-term receivables	115,412,412.21
Trade payables	81,690,933.35
Inventories	21,380,268.87
IR and CS advance - estimate	8,803,173.87
Taxes payable	1,819,694.57
Credits and values	749,870.15
Projects in R&D	968,471.40
Non-Current	245,967,795.38
Long-Term Receivables	25,229,818.29
Financial Investments	19,603,846.12
Tax credits	4,885,198.23
Court deposits	740,773.94
Property, plant and equipment	209,455,812.08
Deferred	11,233,318.09
Intangible assets	48,846.92
Total Assets	**453,987,423.40**

Conhecimento que Gera Valor
www.AudiLink.com.br

AudiLink
Auditores & Consultores

Liabilities and Net Equity	R$
Current	144,774,813.62
Obligations/suppliers	50,515,142.82
Payroll/ officers and directors	205,181.56
Taxes and social contributions	22,564,406.80
Loans and financing	25,444,255.09
Provisions for vacations and 13th salary	1,741,138.18
Provisions for contingencies	1,104,933.63
Other Liabilities	7,381,327.12
Dividends payable	35,818,428.42
Non-Current	122,019,510.07
Loans and financing	108,409,475.45
Provision for contingencies	13,610,034.62
Net Equity	187,193,099.71
Capital Stock	97,797,885.00
Profits reserve	31,694,404.29
Profit for the period	57,700,810.42
Total Liabilities and Net Equity	**453,987,423.40**

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AudiLink
Auditores & Consultores

V. CONCLUSION

We conclude that the accounting balances that make up the Trial Balance of July 31, 2014, attached, fairly represent the accounting position of **Energética Camaçari Muricy I S.A.**, showing a Book Net Equity of R$ 187,193,099.71 (one hundred and eighty-seven million, one hundred and ninety-three thousand, ninety-nine reais and seventy-one cents) on the corresponding date of July 31, 2014, assessed in accordance with the accounting practices adopted in Brazil, for purposes of merger of said company with PETRÓLEO BRASILEIRO S.A. - PETROBRAS.

Salvador, August 13, 2014.

AudiLink
Auditores & Consultores

AudiLink & Cia. Auditores
CRC/RS 003688/O-2 F-BA
Roberto Caldas Bianchessi
Accountant CRC/RS-040078/O-7 S-BA
CPF 380.517.450-00

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Nome	Moeda corrente - Real - SI	Moeda corrente - Real - Débito	Moeda corrente - Real - Crédito	Moeda corrente - Real - Saldo
Ativo	398.585.463,61	3.135.978.083,44	3.080.576.123,65	453.987.423,40
11 - ATIVO CIRCULANTE	147.590.985,11	3.126.069.583,82	3.065.640.940,91	208.019.628,02
111 - DISPONIBILIDADES	95.854.354,85	1.863.458.126,03	1.866.705.265,07	92.607.215,81
111.01 - NUMERARIO DISPONIVEL	11.657,91	1.185.229.662,17	1.185.227.914,35	13.405,73
111.01.1 - FUNDO FIXO	7.936,90	216.523,36	214.638,36	9.821,90
111.01.2 - CONTAS BANCARIAS A VISTA	3.721,01	1.185.013.138,81	1.185.013.275,99	3.583,83
111.01.2.1 - DEPOSITOS EM CONTA CORRENTE	3.721,01	1.185.013.138,81	1.185.013.275,99	3.583,83
111.01.2.1.01 - BANCO SANTANDER - AG.4827 CTA. 13-000097-1	2.860,14	27.782.540,57	27.784.433,71	967,00
111.01.2.1.02 - BANCO ITAU-AG:6397 C/C:03104-5	150,00	478.761.983,95	478.761.983,95	150,00
111.01.1.1.03 - BANCO DO BRASIL-AG:3454-1 C/C:22250-X			70.139,69	
111.01.2.1.05 - BANCO DO NORDESTE-AG.090 C/C.17634-9	81,79	4,08	0,89	84,98
111.01.2.1.06 - BANCO DO NORDESTE-AG.090 C/C.17946-1	35,44	0,18	30,00	5,62
111.01.2.1.07 - BANCO DO NORDESTE-AG.090 C/C.17977-1	10,00	129.656,26	129.656,26	10,00
111.01.2.1.08 - BANCO BRADESCO-AG.0895-8 CONTA 89702-7	476,20	127.195.229,88	127.195.440,17	265,91
111.01.2.1.09 - BANCO DO NORDESTE-AG: 090 C/C.17947-0	107,44	551.073.584,20	551.071.591,32	2.100,32
111.02 - APLICACOES NO MERCADO ABERTO	95.842.696,94	678.228.463,86	681.477.350,72	92.593.810,08
111.02.1 - APLICACOES DE LIQUIDEZ IMEDIATA	95.842.696,94	678.228.463,86	681.477.350,72	92.593.810,08
111.02.1.1 - APLICACOES FINANCEIRAS	95.842.696,94	678.228.463,86	681.477.350,72	92.593.810,08
111.02.1.1.05 - BANCO ITAU - CONTA INVESTIMENTO		43.446.639,63	43.446.639,63	
111.02.1.1.10 - ITAU - APLIC AUT	582.850,85	119.900.816,42	119.840.711,27	642.956,00
111.02.1.1.11 - BB CP AUTOMATICO		2.789,79	1.500,65	1.289,14
111.02.1.1.14 - FIDC NP DO SISTEMA PETROBRAS (AG 2001-6 CTA 0092291-9 / ITAU)	95.259.846,09	514.878.218,02	518.188.499,17	91.949.564,94
112 - CREDITOS, VALORES E BENS	51.736.630,26	1.262.611.457,79	1.198.935.675,84	115.412.412,21
112.11 - CONCESSIONARIAS E PERMISSIONARIAS	30.071.307,31	767.218.151,38	715.598.525,34	81.690.933,35
112.11.1 - SUPRIMENTO	2.351.019,26	256.280.902,19	255.036.440,50	3.595.480,95
112.11.1.1 - MOEDA NACIONAL	2.351.019,26	256.280.902,19	255.036.440,50	3.595.480,95
112.11.9 - OUTROS CREDITOS	27.720.288,05	510.937.249,19	460.562.084,84	78.095.452,40
112.11.9.1 - FORNECIMENTO DE ENERGIA A FATURAR	27.720.288,05	510.937.249,19	460.562.084,84	78.095.452,40
112.41 - DEVEDORES DIVERSOS	943.364,52	79.395.709,98	68.966.335,91	11.372.738,59
112.41.1 - EMPREGADOS	45.123,55	725.773,61	616.736,31	154.160,85
112.41.1.1 - CREDITOS DE FUNCIONARIOS	45.123,55	725.773,61	616.736,31	154.160,85
112.41.1.1.01 - ADIANTAMENTOS PARA VIAGENS	700,00	2.900,00	3.200,00	400,00
112.41.1.1.03 - ANTECIPACAO DE SALARIOS E ORDENADOS	44.423,55	722.873,61	613.536,31	153.760,85
112.41.2 - TRIBUTOS E CONTRIB. SOCIAIS COMPENSAVEIS	591.889,20	76.017.174,38	65.986.195,14	10.622.868,44
112.41.2.1 - CREDITOS FISCAIS RECUPERAVEIS	485.141,01	55.595.907,54	47.277.828,04	8.803.220,51
112.41.2.1.01 - PIS A RECURAR	86.298,89	8.708.728,87	8.795.027,76	
112.41.2.1.02 - COFINS A RECUPERAR	397.517,42	37.263.235,04	37.660.752,46	
112.41.2.1.05 - ESTIMATIVA - CSLL		5.379.402,66	239.991,50	5.139.411,16
112.41.2.1.10 - SALDO NEGATIVO IRPJ - 2011	1.324,70	3,54	1.281,60	46,64
112.41.2.1.12 - ESTIMATIVA - IRPJ		4.244.537,43	580.774,72	3.663.762,71
112.41.2.2 - CREDITOS PROVENIENTES DE RETENCOES FONTE	4.157,75	19.599.571,51	17.886.860,89	1.716.868,37
112.41.2.2.01 - PIS	740,42	102.162,27	102.902,69	
112.41.2.2.02 - COFINS	3.417,33	471.518,49	474.935,82	
112.41.2.2.04 - CSSL		145.119,00	10.961,26	134.157,74
112.41.2.2.06 - IRRF		530.846,11	13.153,51	517.692,60
112.41.2.2.10 - IRRF S/ APLICACOES FINANCEIRAS 2013		18.349.925,64	17.284.907,61	1.065.018,03
112.41.2.3 - CREDITOS PROVENIENTES DE PAGAMENTOS INDEVIDOS	102.590,44	821.695,33	821.506,21	102.779,56
112.41.2.3.02 - IRRF PAGTO INDEVIDO	811,96		138,13	673,83
112.41.2.3.03 - ISS PAGTO INDEVIDO	13.539,17	327,25		13.866,42
112.41.2.3.04 - SISCOMEX	7.506,21			7.506,21
112.41.2.3.05 - ICMS	58.291,64			58.291,64

112.41.2.3.06 - INSS		22.441,46				22.441,46
112.41.2.3.07 - COFINS			617.646,93	617.646,93		
112.41.2.3.09 - PIS			203.721,15	203.721,15		
112.41.4 - DEVEDORES DIVERSOS		306.351,77	2.652.761,99	2.363.404,46		595.709,30
112.41.4.1 - ADIANT. A FORNECEDORES			2.607.611,04	2.318.253,51		289.357,53
112.41.4.9 - OUTROS DEVEDORES		306.351,77	45.150,95	45.150,95		306.351,77
112.41.4.9.1 - AREMBEPE ENERGIA S/A			45.150,95	45.150,95		
112.41.4.9.2 - EFACEC DO BRASIL		306.351,77				306.351,77
112.71 - ESTOQUE		19.910.039,03	415.841.044,43	414.370.814,59		21.380.268,87
112.71.1 - MATERIA PRIMA E INSUMOS P/ PRODUC. ENERGIA		7.225.773,04	405.213.968,27	407.758.585,83		4.681.155,48
112.71.1.1 - OLEO COMBUSTIVEL PESADO - OCB1		6.194.149,88	395.338.916,45	397.124.442,25		4.408.624,08
112.71.1.2 - OLEO DIESEL		92.441,72	4.754.731,00	4.711.994,91		135.177,81
112.71.1.3 - OLEO LUBRIFICANTE		292.942,16	5.120.320,82	5.275.909,39		137.353,59
112.71.1.5 - MATERIAIS DE TERCEIROS		646.239,28		646.239,28		
112.71.2 - MATERIAL		12.684.265,99	10.627.076,16	6.612.228,76		16.699.113,39
112.71.2.1 - ALMOXARIFADO		3.865,70	39.616,83	35.461,57		8.020,96
112.71.2.3 - MATERIAIS DE MANUTENCAO E SUPRIMENTOS GERAIS		12.680.400,29	10.587.459,33	6.576.767,19		16.691.092,43
112.95 - SERVICOS EM CURSO		811.919,40	156.552,00			968.471,40
112.95.1 - SERVICO PROPRIO		811.919,40	156.552,00			968.471,40
112.95.1.1 - PROJETOS EM P&D		811.919,40	156.552,00			968.471,40
12 - ATIVO REALIZAVEL A LONGO PRAZO		21.613.661,47	4.290.878,78	674.721,96		25.229.818,29
121 - CREDITOS VALORES E BENS		21.613.661,47	4.290.878,78	674.721,96		25.229.818,29
121.41 - DEVEDORES DIVERSOS			646.239,28	646.239,28		
121.41.6 - COLIGADAS E CONTROLADAS OU CONTROLADORAS			646.239,28	646.239,28		
121.41.6.2 - AREMBEPE ENERGIA S/A			646.239,28	646.239,28		
121.51 - OUTROS CRÉDITOS		740.773,94				740.773,94
121.51.1 - DEPOSITOS JUDICIAIS		740.773,94				740.773,94
121.83 - FUNDOS VINCULADOS		18.528.508,24	1.103.820,56	28.482,68		19.603.846,12
121.83.1 - FUNDO DE LIQUIDEZ - FNE		18.528.508,24	1.103.820,56	28.482,68		19.603.846,12
121.99 - CREDITOS FISCAIS		2.344.379,29	2.540.818,94			4.885.198,23
121.99.8 - CREDITOS FISCAIS RECUPERAVEIS		2.344.379,29	2.540.818,94			4.885.198,23
121.99.8.2 - IR/CS DIFERIDOS - DIFERENÇAS TEMPORARIAS		2.344.379,29	2.540.818,94			4.885.198,23
13 - ATIVO PERMANENTE		229.380.817,03	5.617.620,84	14.260.460,78		220.737.977,09
132 - ATIVO IMOBILIZADO		216.784.630,96	5.597.860,84	12.926.679,72		209.455.812,08
132.01 - GERACAO		216.504.396,93	5.575.198,58	12.872.578,63		209.207.016,88
132.01.1 - UTE ECM1		216.504.396,93	5.575.198,58	12.872.578,63		209.207.016,88
132.01.1.1 - IMOBILIZADO EM SERVICO		271.700.840,17	2.815.644,72	2.061.612,00		272.454.872,89
132.01.1.1.01 - INTANGIVEIS			437.188,00	437.188,00		
132.01.1.1.04 - BAY - SE POLO		2.606.836,33				2.606.836,33
132.01.1.1.05 - EDIFICACOES, OBRAS CIVIS E BENFEITORIAS		54.621.585,47				54.621.585,47
132.01.1.1.06 - MAQUINAS E EQUIPAMENTOS		206.942.180,70	2.357.163,72	1.624.424,00		207.674.920,42
132.01.1.1.08 - MOVEIS E UTENSILIOS		252.566,73	21.293,00			273.859,73
132.01.1.1.09 - VIAS DE ACESSO		1.982.519,34				1.982.519,34
132.01.1.1.10 - SE POLO - CHESF		5.295.151,60				5.295.151,60
132.01.1.5 - (-) REINTEGRACAO ACUMULADA	-	57.408.236,06	412.489,21	9.942.658,47	-	66.938.405,32
132.01.1.5.04 - BAY - SE POLO	-	79.548,05	5.119,89	51.337,66	-	125.765,82
132.01.1.5.05 - EDIFICACOES, OBRAS CIVIS E BENFEITORIAS	-	7.463.172,44		1.072.294,35	-	8.535.466,79
132.01.1.5.06 - MAQUINAS E EQUIPAMENTOS	-	49.314.486,33	392.009,64	8.654.077,43	-	57.576.554,12
132.01.1.5.08 - MOVEIS E UTENSILIOS	-	72.026,42		9.693,62	-	81.720,04
132.01.1.5.09 - VIAS DE ACESSO	-	317.420,38		46.059,61	-	363.479,99
132.01.1.5.10 - SE POLO - CHESF	-	161.582,44	15.359,68	109.195,80	-	255.418,56
132.01.1.9 - IMOBILIZADO EM CURSO		2.211.792,82	2.347.064,65	868.308,16		3.690.549,31

132.01.1.9.01 - MAQUINAS E EQUIPAMENTOS			2.181.478,31	154.192,32		2.027.285,99
132.01.1.9.04 - TERRENOS		1.519.904,82				1.519.904,82
132.01.1.9.05 - EDIFICACOES, OBRAS CIVIS E BENFEITORIAS			165.586,34	22.227,84		143.358,50
132.01.1.9.97 - ADIANT. A FORNECEDORES		691.888,00		691.888,00		
132.01.1.9.97.8 - SEMCO EQUIPAMENTOS DE REFRIGERACAO LTDA.		691.888,00		691.888,00		
132.04 - ADMINISTRACAO		280.234,03	22.662,26	54.101,09		248.795,20
132.04.1 - ADMINISTRACAO CENTRAL		280.234,03	22.662,26	54.101,09		248.795,20
132.04.1.1 - IMOBILIZADO EM SERVICO		647.917,28	22.419,25	3.014,00		667.322,53
132.04.1.1.05 - MAQUINAS E EQUIPAMENTOS			12.390,00			12.390,00
132.04.1.1.06 - VEICULOS		108.200,00				108.200,00
132.04.1.1.07 - MOVEIS E UTENSILIOS		84.140,17	4.001,25			88.141,42
132.04.1.1.08 - COMPUTADORES E PERIFERICOS		433.242,77	6.028,00	3.014,00		436.256,77
132.04.1.1.09 - CENTRAL TELEFONICA		22.334,34				22.334,34
132.04.1.5 - (-) REINTEGRACAO ACUMULADA	-	367.683,25	243,01	51.087,09	-	418.527,33
132.04.1.5.05 - MAQUINAS E EQUIPAMENTOS				165,65	-	165,65
132.04.1.5.06 - VEICULOS	-	46.176,77		8.980,53	-	55.157,30
132.04.1.5.07 - MOVEIS E UTENSILIOS	-	31.572,22		3.231,21	-	34.803,43
132.04.1.5.08 - COMPUTADORES E PERIFERICOS	-	273.578,14	243,01	37.878,31	-	311.213,44
132.04.1.5.09 - CENTRAL TELEFONICA	-	16.356,12		831,39	-	17.187,51
133 - ATIVO DIFERIDO		12.501.595,94		1.268.277,85		11.233.318,09
133.01 - GERACAO		12.501.595,94		1.268.277,85		11.233.318,09
133.01.1 - UTE ENERGETICA CAMACARY MURICY I		12.501.595,94		1.268.277,85		11.233.318,09
133.01.1.1 - ATIVO DIFER. EM SERVICO		21.741.906,07				21.741.906,07
133.01.1.1.01 - DESPESAS PRE OPERACIONAIS		21.741.906,07				21.741.906,07
133.01.1.5 - (-) AMORTIZACAO ACUMULADA	-	9.240.310,13		1.268.277,85	-	10.508.587,98
133.01.1.5.01 - DESPESAS PRE-OPERACIONAIS	-	9.240.310,13		1.268.277,85	-	10.508.587,98
134 - ATIVO INTANGÍVEL		94.590,13	19.760,00	65.503,21		48.846,92
134.01 - GERAÇÃO		94.590,13	19.760,00	65.503,21		48.846,92
134.01.1 - UTE ENERGETICA CAMACARI MURICY I		94.590,13	19.760,00	65.503,21		48.846,92
134.01.1.1 - ATIVOS INTANGÍVEIS		473.669,89	19.760,00	9.880,00		483.549,89
134.01.1.1.01 - SOFTWARE		473.669,89	19.760,00	9.880,00		483.549,89
134.01.1.2 - (-) REINTEGRACAO ACUMULADA	-	379.079,76		55.623,21	-	434.702,97
134.01.1.2.01 - SOFTWARE	-	379.079,76		55.623,21	-	434.702,97
Passivo	-	398.585.463,61	855.633.214,56	853.334.363,93	-	396.286.612,98
21 - PASSIVO CIRCULANTE	-	88.190.485,66	786.609.522,75	843.193.850,71	-	144.774.813,62
211 - OBRIGACOES	-	88.190.485,66	786.609.522,75	843.193.850,71	-	144.774.813,62
211.01 - FORNECEDORES	-	18.275.336,99	444.097.672,16	476.337.477,99	-	50.515.142,82
211.01.1 - ENCARGOS DE USO REDE ELETRICA	-	728.269,40	10.078.190,72	10.276.470,16	-	926.548,84
211.01.2 - MATERIA-PRIMA E INSUMOS	-	16.139.823,61	393.019.087,07	422.977.896,60	-	46.098.633,14
211.01.3 - MATERIAIS E SERVICOS	-	949.981,58	28.374.704,73	29.580.974,71	-	2.156.251,56
211.01.4 - COMPRA DE ENERGIA ELETRICA			6.616.731,22	6.616.731,22		
211.01.9 - COMPRA DE ENERGIA ELETRICA A FATURAR	-	457.262,40	6.008.958,42	6.885.405,30	-	1.333.709,28
211.11 - FOLHA DE PAGAMENTO	-	563.739,01	6.587.037,08	6.544.044,17	-	520.746,10
211.11.1 - FOLHA DE PAGAMENTO LIQUIDA			3.220.023,47	3.220.023,47		
211.11.3 - FERIAS			328.327,78	328.327,78		
211.11.4 - TRIBUTOS E CONTRIBUICOES SOCIAIS	-	200.501,81	2.498.939,12	2.614.001,85	-	315.564,54
211.11.4.1 - INSS A RECOLHER (FOPAG)	-	117.723,37	1.172.758,00	1.227.869,92	-	172.835,29
211.11.4.2 - FGTS A RECOLHER (FOPAG)	-	26.402,48	374.103,02	388.280,46	-	40.579,92
211.11.4.3 - IRRF S/FOLHA DE PAGAMENTO	-	55.526,33	939.986,09	986.426,69	-	101.966,93
211.11.4.4 - CONTRIBUICAO SINDICAL - EMPREGADO	-	849,63	12.092,01	11.424,78	-	182,40
211.11.5 - DIRETORES E CONSELHEIROS	-	363.237,20	510.873,81	352.818,17	-	205.181,56
211.11.6 - PENSAO ALIMENTICIA			28.872,90	28.872,90

211.21 - ENCARGOS DE DIVIDAS	-	2.536.572,20	12.760.479,46	11.774.171,56	-	1.550.264,30
211.21.1 - EMPRESTIMOS E FINANCIAMENTOS	-	2.536.572,20	12.760.479,46	11.774.171,56	-	1.550.264,30
211.21.1.1 - MOEDA NACIONAL	-	2.536.572,20	12.760.479,46	11.774.171,56	-	1.550.264,30
211.21.1.1 .01 - JUROS SANTANDER 270529927363	-	2.349.663,01	2.920.418,00	1.943.883,78	-	1.373.128,79
211.21.1.1.03 - JUROS - FNE BNB	-	186.909,19	9.840.061,46	9.830.287,78	-	177.135,51
211.31 - TRIBUTOS E CONTRIBUICOES SOCIAIS	-	3.257.471,77	245.904.121,83	264.895.492,32	-	22.248.842,26
211.31.1 - IMPOSTOS	-	3.240.107,65	245.633.456,97	264.581.927,90	-	22.188.578,58
211.31.1.1 - IMPOSTOS RETIDOS NA FONTE	-	18.799,38	2.446.413,14	2.456.012,25	-	28.398,49
211.31.1.1.01 - IRRF S/ SERVICOS PESSOA JURIDICA	-	4.562,43	894.985,42	895.261,28	-	4.838,29
211.31.1.1.02 - IRRF S/ SERVICOS PESSOA FISICA	-	502,24	6.285,25	6.640,43	-	857,42
211.31.1.1.03 - ISS S/ SERVICOS DE TERCEIROS	-	2.957,03	63.978,03	69.135,36	-	8.114,36
211.31.1.1.04 - PIS/COFINS/CSSL ART. 30 LEI 10833/03	-	10.777,68	350.378,10	354.188,84	-	14.588,42
211.31.1.1.07 - COFINS S/ SERVICOS DE TERCEIROS			874.126,18	874.126,18		
211.31.1.1.08 - CSLL S/ SERVICOS DE TERCEIROS			256.660,16	256.660,16		
211.31.1.2 - IMPOSTOS A RECOLHER	-	3.221.308,27	243.187.043,83	262.125.915,65	-	22.160.180,09
211.31.1.2.02 - PIS A RECOLHER			7.749.138,14	8.134.156,93	-	385.018,79
211.31.1.2.03 - COFINS A RECOLHER			32.831.687,91	34.604.483,51	-	1.772.795,60
211.31.1.2.04 - ICMS DIF. ALIQUOTA	-	18.420,66	177.055,76	200.171,30	-	41.536,20
211.31.1.2.05 - ICMS A RECOLHER	-	749,91	12.613,29	12.245,09	-	381,71
211.31.1.2.06 - IRPJ A RECOLHER	-	501.827,94	130.064.483,57	135.672.842,78	-	6.110.187,15
211.31.1.2.07 - CSLL A RECOLHER	-	232.766,98	28.618.496,60	35.206.572,32	-	6.820.842,70
211.31.1.2.08 - PIS E COFINS A RECOLHER SOBRE RECEITAS A FATURAR	-	2.467.542,78	43.733.568,56	48.295.443,72	-	7.029.417,94
211.31.4 - CONTRIBUICOES SOCIAIS	-	17.364,12	270.664,86	313.564,42	-	60.263,68
211.31.4.1 - CONTRIBUICAO SOCIAL A RECOLHER	-	17.364,12	270.664,86	313.564,42	-	60.263,68
211.31.4.1.01 - INSS S/ SERVICO PESSOA JURIDICA	-	17.364,12	270.664,86	313.564,42	-	60.263,68
211.41 - PARTICIPACOES NOS LUCROS	-	439.000,00	993.510,79	554.510,79		
211.41.2 - EMPREGADOS	-	439.000,00	993.510,79	554.510,79		
211.49 - DIVIDEN. DECLAR. E JUROS S/ CAPITAL PROPRIO	-	17.287.336,76	37.559.533,69	56.090.625,35	-	35.818.428,42
211.49.1 - DIVIDENDOS A PAGAR	-	17.287.336,76	37.559.533,69	56.090.625,35	-	35.818.428,42
211.51 - EMPRESTIMOS A CURTO PRAZO	-	41.294.896,52	35.346.547,74	17.945.642,01	-	23.893.990,79
211.51.1 - MOEDA NACIONAL	-	41.294.896,52	35.346.547,74	17.945.642,01	-	23.893.990,79
211.51.1.1 - SANTANDER 270529927363	-	30.734.002,69	24.858.384,53	7.352.055,55	-	13.227.673,71
211.51.1.4 - FNE	-	10.560.893,83	10.488.163,21	10.593.586,46	-	10.666.317,08
211.71 - CREDORES DIVERSOS			94.901,23	1.822.788,73	-	1.727.887,50
211.71.9 - OUTROS CREDORES			94.901,23	1.822.788,73	-	1.727.887,50
211.71.9.1 - DEPOSITOS INDEVIDOS			94.901,23	1.822.788,73	-	1.727.887,50
211.81 - OBRIGACOES ESTIMADA	-	656.402,52	800.584,89	1.885.320,55	-	1.741.138,18
211.81.2 - FOLHA DE PAGAMENTO	-	656.402,52	800.584,89	1.885.320,55	-	1.741.138,18
211.81.2.1 - PROVISOES E ENCARGOS S/ FERIAS	-	656.402,52	772.472,61	1.559.405,94	-	1.443.335,85
211.81.2.1.01 - FERIAS	-	476.271,21	665.333,42	1.235.361,68	-	1.046.299,47
211.81.2.1.02 - FGTS	-	37.802,91	68.960,83	114.381,71	-	83.223,79
211.81.2.1.03 - INSS	-	142.328,40	38.178,36	209.662,55	-	313.812,59
211.81.2.2 - PROVISOES E ENCARGOS S/ 13			28.112,28	325.914,61	-	297.802,33
211.81.2.2.01 - 13 SALARIO			7.187,02	230.495,18	-	223.308,16
211.81.2.2.02 - FGTS			20.925,26	28.057,20	-	7.131,94
211.81.2.2.03 - INSS				67.362,23	-	67.362,23
211.91 - OUTRAS OBRIGAÇÕES	-	3.879.729,89	2.465.133,88	4.238.843,61	-	5.653.439,62
211.91.7 - PESQUISA & DESENVOLVIMENTO	-	3.830.760,11	2.248.890,07	4.047.771,39	-	5.629.641,43
211.91.7.1 - F.N.D.C.T	-	159.250,53	1.570.526,45	1.539.860,17	-	128.584,25
211.91.7.2 - M.M.E	-	79.625,27	677.164,50	769.930,09	-	172.390,86
211.91.7.3 - PESQ.E DESENV. - PROJETO P&D	-	3.591.884,31	1.199,12	1.737.981,13	-	5.328.666,32
211.91.9 - OUTRAS	-	48.969,78	216.243,81	191.072,22	-	23.798,19

211.91.9.1 - TFSEE	-	48.969,78	216.243,81	191.072,22	-	23.798,19
211.99 - PROVISOES PASSIVAS				1.104.933,63	-	1.104.933,63
211.99.8 - PROV. P/CONTINGENCIAS FISCAIS				1.104.933,63	-	1.104.933,63
22 - PASSIVO EXIGIVEL A LONGO PRAZO	-	129.040.678,40	17.161.681,55	10.140.513,22	-	122.019.510,07
221 - OBRIGACOES	-	129.040.678,40	17.161.681,55	10.140.513,22	-	122.019.510,07
221.61 - EMPRESTIMOS E FINANCIAMENTOS	-	122.014.829,92	16.182.331,62	2.576.977,15	-	108.409.475,45
221.61.2 - MOEDA NACIONAL	-	122.014.829,92	16.182.331,62	2.576.977,15	-	108.409.475,45
221.61.2.1 - BANCO BNB - FNE	-	107.009.404,96	8.830.276,07	2.576.977,15	-	100.756.106,04
221.61.2.7 - SANTANDER - 270529927363	-	15.005.424,96	7.352.055,55		-	7.653.369,41
221.99 - PROVISOES PASSIVAS	-	7.025.848,48	979.349,93	7.563.536,07	-	13.610.034,62
221.99.7 - PROVISAO P/CONTINGENCIA TRABALHISTA	-	130.615,26	7.000,00	401.184,74	-	524.800,00
221.99.9 - OUTRAS PROVISOES	-	6.895.233,22	972.349,93	7.162.351,33	-	13.085.234,62
24 - PATRIMONIO LIQUIDO	-	181.354.299,55	51.862.010,26		-	129.492.289,29
241 - CAPITAL SOCIAL	-	97.797.885,00			-	97.797.885,00
241.01 - CAPITAL SUBSCRITO	-	97.797.885,00			-	97.797.885,00
241.01.2 - PETROLEO BRASILEIRO SA	-	97.797.885,00			-	97.797.885,00
244 - RESERVA DE LUCRO	-	83.556.414,55	51.862.010,26		-	31.694.404,29
244.01 - RESERVA LEGAL	-	5.042.187,57			-	5.042.187,57
244.01.1 - RESERVA LEGAL	-	5.042.187,57			-	5.042.187,57
244.02 - RESERVA DE INCENTIVO FISCAL	-	26.652.216,72			-	26.652.216,72
244.02.1 - RESERVA DE INCENTIVO FISCAL	-	26.652.216,72			-	26.652.216,72
244.03 - DIVIDENDO ADICIONAL PROPOSTO	-	51.862.010,26	51.862.010,26			
244.03.1 - DIVIDENDO ADICIONAL PROPOSTO	-	51.862.010,26	51.862.010,26			
Receita			1.153.694.067,59	1.211.394.878,01	-	57.700.810,42
61 - RESULTADO OPERACIONAL			1.004.163.058,15	1.089.507.408,25	-	85.344.350,10
611 - RECEITA LIQUIDA			**621.720.450,37**	**1.028.414.104,11**	**-**	**406.693.653,74**
611.01 - GERACAO			621.598.114,56	1.027.091.554,83	-	405.493.440,27
611.01.1 - USINAS			537.713.713,28	983.097.508,96	-	445.383.795,68
611.01.1.1 - RECEITA DE OPR.C/ENERGIA ELETRICA			537.713.713,28	983.097.508,96	-	445.383.795,68
611.01.1.1.02 - SUPRIMENTO			499.761.664,07	931.008.667,32	-	431.247.003,25
611.01.1.1.02.1 - RECEITA FIXA			8.302.101,69	47.885.087,11	-	39.582.985,42
611.01.1.1.02.2 - RECEITA VARIAVEL			57.733.854,48	251.079.941,15	-	193.346.086,67
611.01.1.1.02.4 - RECEITA FIXA A FATURAR			46.101.778,61	52.817.107,06	-	6.715.328,45
611.01.1.1.02.5 - RECEITA VARIAVEL A FATURAR			268.766.874,14	318.939.831,34	-	50.172.957,20
611.01.1.1.02.6 - CONTABILIZACAO MERCADO DE CURTO PRAZO			10.422.015,52	132.284.942,97	-	121.862.927,45
611.01.1.1.02.7 - CONTABILIZACAO MERCADO DE CURTO PRAZO A FATURAR			108.435.039,63	128.001.757,69	-	19.566.718,06
611.01.1.9 - OUTRAS RECEITAS E RENDAS			37.952.049,21	52.088.841,64	-	14.136.792,43
611.01.1.9.13 - DOAÇÕES, CONTRIBUIÇÕES E SUBVENÇÕES			37.952.049,21	50.774.647,34	-	12.822.598,13
611.01.1.9.15 - GANHOS NA ALIENAÇÃO DE MATERIAIS				29.120,00	-	29.120,00
611.01.1.9.99 - OUTRAS RECEITAS E RENDAS				1.285.074,30	-	1.285.074,30
611.01.6 - (-) TRIBUTOS E CONTRIB.SOBRE RECEITA			83.884.401,28	43.994.045,87		39.890.355,41
611.01.6.1 - USINAS			83.884.401,28	43.994.045,87		39.890.355,41
611.01.6.1.21 - FEDERAIS			83.884.401,28	43.994.045,87		39.890.355,41
611.01.6.1.21.1 - PIS-DISPONIBILDADE			2.888.825,27	220.964,95		2.667.860,32
611.01.6.1.21.2 - COFINS - DISPONIBILIDADE			13.306.104,18	1.017.777,91		12.288.326,27
611.01.6.1.21.3 - PIS-OPERACAO			3.833.741,61	647.532,66		3.186.208,95
611.01.6.1.21.4 - COFINS-OPERACAO			17.658.446,60	2.982.574,59		14.675.872,01
611.01.6.1.21.9 - PIS E COFINS - DISPONIBILIDADE A FATURAR			4.885.582,39	4.264.414,51		621.167,88
611.01.6.1.21.8 - PIS E COFINS OPERAÇÃO A FATURAR			41.311.701,23	34.860.781,25		6.450.919,98
611.05 - COMERCIALIZAÇÃO			122.335,81	1.322.549,28	-	1.200.213,47
611.05.1 - COMERCIALIZAÇÃO DE ENERGIA ELETRICA				1.322.549,28	-	1.322.549,28
611.05.1.1 - RECEITA DE OPERAÇÕES COM ENERGIA ELETRICA				1.322.549,28	-	1.322.549,28

611.05.1.1.99 - RECEITAS MEDIDAS A FATURAR		1.322.549,28 -	1.322.549,28
611.05.6 - (-) TRIBUTOS E CONTRIBUICOES SOBRE RECEITA	122.335,81		122.335,81
611.05.6.1 - USINAS	122.335,81		122.335,81
611.05.6.1.21 - FEDERAIS	122.335,81		122.335,81
611.05.6.1.21.9 - PIS E COFINS SERVIÇOS MEDIDOS A FATURAR	122.335,81		122.335,81
615 - (-)GASTOS OPERACIONAIS	**382.442.607,78**	**61.093.304,14**	**321.349.303,64**
615.01 - GERACAO	369.565.997,47	55.016.158,79	314.549.838,68
615.01.1 - UTE-ECM I	347.991.675,70	50.088.953,01	297.902.722,69
615.01.1.1 - CUSTO DE OPERACAO	344.142.025,27	50.088.953,01	294.053.072,26
615.01.1.1.01 - COMBUSTIVEL OCB1	298.355.687,60	36.820.532,48	261.535.155,12
615.01.1.1.01.2 - COMBUSTIVEL OCB1 - Operação	298.355.687,60	36.820.532,48	261.535.155,12
615.01.1.1.02 - OLEO DIESEL	4.646.584,13	502.159,85	4.144.424,28
615.01.1.1.02.2 - OLEO DIESEL - Operação	4.646.584,13	502.159,85	4.144.424,28
615.01.1.1.03 - LUBRIFICANTES	3.790.172,16	334.306,17	3.455.865,99
615.01.1.1.03.2 - LUB - Operação	3.790.172,16	334.306,17	3.455.865,99
615.01.1.1.04 - OPERAÇÃO E MANUTENÇÃO (SERVICOS)	4.095.974,65	2.954.032,25	1.141.942,40
615.01.1.1.04.1 - O&M - Disponibilidade	1.413.406,77	1.345.417,68	67.989,09
615.01.1.1.04.2 - O&M - Operação	2.682.567,88	1.608.614,57	1.073.953,31
615.01.1.1.05 - OPERAÇÃO E MANUTENÇÃO (PEÇAS)	4.180.938,91	905.029,65	3.275.909,26
615.01.1.1.05.1 - O&M Peças	4.180.938,91	905.029,65	3.275.909,26
615.01.1.1.06 - MEIO AMBIENTE E SEGURANÇA DO TRABALHO	2.243.531,40	1.160.954,57	1.082.576,83
615.01.1.1.07 - CUSTO COM PESSOAL	5.398.398,07	1.037.681,40	4.360.716,67
615.01.1.1.07.1 - SALARIOS E ORDENADOS	1.180.706,67		1.180.706,67
615.01.1.1.07.2 - GRATIFICAÇÕES	215.894,13		215.894,13
615.01.1.1.07.3 - PROVISÕES E ENCARGOS S/ FÉRIAS	1.396.440,59	313.597,00	1.082.843,59
615.01.1.1.07.5 - PROVISÕES E ENCARGOS S/ 13º SALARIO	199.998,27		199.998,27
615.01.1.1.07.6 - INSS	396.609,11	103.074,70	293.534,41
615.01.1.1.07.7 - FGTS	233.031,54	79.560,10	153.471,44
615.01.1.1.07.9 - ASSISTENCIA MEDICA E SOCIAL ,SEGUROS E ETC	213.152,08	39.448,79	173.703,29
615.01.1.1.0710 - TREINAMENTO E DESENVOLVIMENTO DE PESSOAL	14.071,24		14.071,24
615.01.1.1.0712 - PARTICIPAÇÕES NOS LUCROS	236.635,56	118.317,78	118.317,78
615.01.1.1.0713 - ALIMENTAÇÃO	80.159,75	6.949,50	73.210,25
615.01.1.1.0714 - DIRETORES E CONSELHEIROS		363.237,20 -	363.237,20
615.01.1.1.0715 - HORAS EXTRAS	584.253,18		584.253,18
615.01.1.1.0716 - ADICIONAIS	525.266,75		525.266,75
615.01.1.1.0717 - AUXILIO CRECHE	65.616,54		65.616,54
615.01.1.1.0719 - TRANSPORTES	56.562,66	13.496,33	43.066,33
615.01.1.1.08 - OUTROS CUSTOS	11.447.086,33	5.961.764,43	5.485.321,90
615.01.1.1.08.1 - TFSEE	191.072,22	24.484,89	166.587,33
615.01.1.1.08.2 - TUST	9.559.528,54	5.298.621,00	4.260.907,54
615.01.1.1.08.3 - CCT	140.445,45	13.395,45	127.050,00
615.01.1.1.08.4 - OUTROS CUSTOS	1.556.040,12	625.263,09	930.777,03
615.01.1.1.09 - DEPRECIAÇÃO	9.983.652,02	412.492,21	9.571.159,81
615.01.1.9 - OUTRAS DESPESAS	3.849.650,43		3.849.650,43
615.01.1.9.04 - P&D	3.849.650,43		3.849.650,43
615.01.4 - ADMINISTRAÇÃO CENTRAL	21.574.321,77	4.927.205,78	16.647.115,99
615.01.4.1 - DESPESA COM PESSOAL	4.926.307,74	1.172.377,17	3.753.930,57
615.01.4.1.01 - SALÁRIOS E ORDENADOS	673.199,10	9.888,32	663.310,78
615.01.4.1.02 - GRATIFICAÇÕES	109.351,35		109.351,35
615.01.4.1.03 - PROVISÕES E ENCARGOS S/FÉRIAS	520.851,51		520.851,51
615.01.4.1.05 - PROVISÕES E ENCARGOS S/ 13.SALÁRIO	115.723,51		115.723,51
615.01.4.1.06 - INSS	722.761,72	53.680,68	669.081,04

615.01.4.1.07 - FGTS	144.516,49	50.718,52	93.797,97
615.01.4.1.09 - ASSISTÊNCIA MÉDICA E SOCIAL, SEGUROS ETC	230.894,89	90.326,52	140.568,37
615.01.4.1.10 - TREINAMENTO E DESENVOLVIMENTO DE PESSOAL	10.951,70		10.951,70
615.01.4.1.12 - PARTICIPAÇÃO NOS LUCROS	740.328,82	671.081,85	69.246,97
615.01.4.1.13 - ALIMENTAÇÃO	214.493,68	54.066,95	160.426,73
615.01.4.1.14 - DIRETORES E CONSELHEIROS	359.458,60		359.458,60
615.01.4.1.15 - HORAS EXTRAS	142.997,32	4.149,52	138.847,80
615.01.4.1.16 - ADICIONAIS	229.503,49	4.458,93	225.044,56
615.01.4.1.17 - AUXILIO CRECHE	27.652,46	272,70	27.379,76
615.01.4.1.19 - TRANSPORTES	683.623,10	233.733,18	449.889,92
615.01.4.2 - DESPESAS GERAIS	6.645.546,73	2.782.235,67	3.863.311,06
615.01.4.2.01 - ALUGUEL DE VEÍCULOS	51.120,81	7.310,50	43.810,31
615.01.4.2.02 - ASSESSORIA JURÍDICA	477.532,73	140.245,23	337.287,50
615.01.4.2.03 - CARTÓRIOS	9.843,76	655,10	9.188,66
615.01.4.2.04 - COMBUSTÍVEIS E LUBRIFICANTES	28.723,51	146,89	28.576,62
615.01.4.2.05 - CONSULTORIAS DIVERSAS	404.778,74	227.224,92	177.553,82
615.01.4.2.06 - CONTABILIDADE	190.695,10	41.304,90	149.390,20
615.01.4.2.07 - SERVIÇOS EXPRESSOS	100.850,67	32.673,07	68.177,60
615.01.4.2.08 - IMPOSTOS	292.453,24	1,54	292.451,70
615.01.4.2.10 - MANUTENÇÃO GERAL	1.360.260,50	777.908,56	582.351,94
615.01.4.2.11 - MATERIAL DE ESCRITÓRIO	6.865,89	518,34	6.347,55
615.01.4.2.13 - PUBLICAÇÕES / PROPAGANDAS	157.156,00	74.044,00	83.112,00
615.01.4.2.14 - REFEIÇÕES	30.158,71	638,87	29.519,84
615.01.4.2.15 - SOFTWARE	64.135,71	7.579,51	56.556,20
615.01.4.2.16 - TAXAS E MULTAS	247.838,52	37.813,75	210.024,77
615.01.4.2.17 - VIAGENS, HOSPEDAGENS E TRANSLADOS	266.791,42	69.191,13	197.600,29
615.01.4.2.18 - TELECOMUNICAÇÕES	190.032,36	67.156,42	122.875,94
615.01.4.2.19 - ENERGIA ELETRICA	62.004,33	48.870,87	13.133,46
615.01.4.2.20 - FRETES E CARRETOS	217.418,39	167.050,82	50.367,57
615.01.4.2.21 - CORREIOS	11.294,98	1.692,79	9.602,19
615.01.4.2.22 - SEGUROS	165.509,72		165.509,72
615.01.4.2.23 - ALUGUEIS	92.564,56	5.500,00	87.064,56
615.01.4.2.25 - SERVIÇOS GRÁFICOS	147.783,75	12.070,96	135.712,79
615.01.4.2.26 - MATERIAL DE USO E CONSUMO	87.263,82	10.721,32	76.542,50
615.01.4.2.27 - SEGURANÇA E VIGILANCIA	571.672,55	348.006,49	223.666,06
615.01.4.2.28 - DOAÇÕES/ BRINDES	144,00		144,00
615.01.4.2.29 - LIMPEZA E CONSERVAÇÃO	872.839,40	311.357,39	561.482,01
615.01.4.2.30 - SERVICOS ADMINISTRATIVOS	232.391,63	156.135,50	76.256,13
615.01.4.2.99 - DESPESAS DIVERSAS	305.421,93	236.416,80	69.005,13
615.01.4.5 - ENCARGOS DE DEPRECIAÇÃO E AMORTIZAÇÃO	1.333.997,60	243,01	1.333.754,59
615.01.4.5.01 - DEPRECIAÇÃO	65.719,75	243,01	65.476,74
615.01.4.5.02 - AMORTIZAÇÕES DO DIFERIDO	1.268.277,85		1.268.277,85
615.01.4.9 - OUTRAS DESPESAS	8.668.469,70	972.349,93	7.696.119,77
615.01.4.9.2 - PROVISÕES PARA CONTINGÊNCIAS	8.668.469,70	972.349,93	7.696.119,77
615.05 - COMERCIALIZAÇÃO	12.876.610,31	6.077.145,35	6.799.464,96
615.05.1 - COMERCIALIZAÇÃO DE ENERGIA ELETRICA	12.876.610,31	6.077.145,35	6.799.464,96
615.05.1.5 - OPERAÇÕES COM ENERGIA ELETRICA	6.628.105,00	1.038.981,21	5.589.123,79
615.05.1.9 - OPERAÇÕES COM ENERGIA ELETRICA A FATURAR	6.248.505,31	5.038.164,14	1.210.341,17
63 - RESULTADO OPERACIONAL FINANCEIRO	15.138.521,94	10.707.791,30	4.430.730,64
631 - RECEITA FINANCEIRA	**293.939,26**	**6.331.717,40**	**- 6.037.778,14**
631.01 - GERAÇÃO	293.939,26	6.331.717,40	- 6.037.778,14
631.01.1 - USINAS	276.945,74	6.328.295,82	- 6.051.350,08

631.01.1.2 - RENDIMENTOS COM APLICAÇÕES FINANCEIRAS	218.370,02	6.212.995,80	- 5.994.625,78
631.01.1.3 - VARIAÇÕES MONETÁRIAS	42.289,61	54.378,95	- 12.089,34
631.01.1.5 - ATUALIZAÇÃO SELIC - COMPENSAÇÃO	16.286,11	60.921,07	- 44.634,96
631.01.6 - (-) TRIBUTOS E CONTRIB. S/REC.FINANCEIRA	16.993,52	3.421,58	13.571,94
631.01.6.1 - IOF	16.993,52	3.421,58	13.571,94
635 - (-) DESPESA FINANCEIRA	**14.844.582,68**	**4.376.073,90**	**10.468.508,78**
635.01 - GERAÇÃO	14.844.582,68	4.376.073,90	10.468.508,78
635.01.1 - USINAS	14.844.582,68	4.376.073,90	10.468.508,78
635.01.1.1 - DESPESAS BANCARIAS	15.537,42	358,40	15.179,02
635.01.1.2 - JUROS SOBRE FINANCIAMENTOS	10.195.516,82	2.755.818,69	7.439.698,13
635.01.1.3 - VARIAÇÕES CAMBIAIS	46.287,22		46.287,22
635.01.1.5 - JUROS E MULTAS	120,87	0,86	120,01
635.01.1.9 - OUTRAS DESPESAS FINANCEIRAS	4.587.120,35	1.619.895,95	2.967.224,40
71 - RESULTADO DO EXERCICIO	134.392.487,50	111.179.678,46	23.212.809,04
710 - RESULTADO DO EXERCICIO	134.392.487,50	111.179.678,46	23.212.809,04
710.01 - GERAÇÃO	134.392.487,50	111.179.678,46	23.212.809,04
710.01.1 - RESULT.EXERC.DEPOIS.DA CONTRIB. SOC. E IR	134.392.487,50	111.179.678,46	23.212.809,04
710.01.1.2 - PROVISÕES S/RESULT. EXERCICIO	134.392.487,50	111.179.678,46	23.212.809,04
710.01.1.2.01 - (-) CONTRIBUIÇAO SOCIAL	35.583.913,85	28.763.071,15	6.820.842,70
710.01.1.2.02 - (-) IMPOSTO DE RENDA	98.770.205,07	79.837.419,79	18.932.785,28
710.01.1.2.03 - (+) CONTRIBUIÇÃO SOCIAL	10.156,39	682.726,12	- 672.569,73
710.01.1.2.04 - (+) IMPOSTO DE RENDA A COMPENSAR	28.212,19	1.896.461,40	- 1.868.249,21
	=============	=============	=============
Total	5.145.305.365,59	5.145.305.365,59

Annex IV

(CVM Instruction No. 481- Annex 21)

Annex 21

1. List the appraisers recommended by the manager

AUDILINK &CIA AUDITORES, hereinafter referred to as AUDILINK, was appointed to realize the value of the net equity of the company ENERGETICA CAMAÇARI MURICY I S.A. to be merged into PETROBRAS.

2. Describe the qualification of recommended appraisers

AUDILINK is an consulting firm, registered with the CRC under number CRC/RS – 003688/0-2 F-RJ, duly qualified to issue appraisal report at book value in accordance with existing regulations; meeting specifications and criteria established by USPAP (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different bodies, such as the Securities Commission – CVM, SUSEP - The Superintendence of Private Insurance, RIR – Income Tax Regulations etc.

AUDILINK has developed services of similar nature for Petrobras.

3. Provide copies of the work offers and compensation of recommended appraisers

See below

4. Describe any relevant existing relationship in the last three (3) years between the recommended appraisers and the parties related to the company, such as defined by the accounting rules providing for such matter

The Independent Auditors have no interest, whether direct or indirect, in the companies involved in the transaction, and there is no other material circumstance that may characterize conflict of interest.

PETROBRAS

Dear Sirs,

Ref.: Request for quotation – 1557090145

BIDDER:

TRADE NAME: AUDILINK & CIA AUDITORES

CNPJ and STATE REGISTRATION: 02.163.575/0001-50 - Exempt

Address/Phone-Fax: Rua Butantã, 461 Conjuntos 71 e 72, Pinheiros, São Paulo/SP – CEP: 05424-140

1. PURPOSE:

1.1 We present our Proposal Letter for provision of audit services for development of the net assets appraisal report of company ENERGÉTICA CAMAÇARI MURICY I S.A., for the base date to be determined by the accounting department of PETROBRAS, for the purposes of the merger resulting from the corporate reorganization in accordance with the applicable laws and regulations, in particular the Corporations Act, as detailed in the invitation to the tender in caption.

2. TERMS AND CONDITIONS

2.1 The Bidder hereby acknowledges to be aware of the conditions of the bid announcement governing this quotation.

3. PRICE OF SERVICE.

3.1 For the provision of services, we will charge the total amount of BRL$ 14,000.00 (fourteen thousand reais).

3.2 The validity of the proposal will be thirty (30) days from the date of opening of the public session.

3.3 The proposed price includes all costs necessary to fully implement the service, such as personnel, administration and all charges (social obligations, taxes etc.) levied on the service.

SÃO PAULO/SP, June 18, 2014.

AudiLink & Cia. Auditores

Roberto Caldas Bianchessi
Partner/Manager
CPF 380.517.450-00
ID 1005034762 SSP/RS

REPORT TO SHAREHOLDERS

ITEM II

MERGER OF AREMBEPE INTO PETROBRAS

Dear Shareholders,

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras ("Company"), regarding the merger of

AREMBEPE ENERGIA S.A. (“AREMBEPE”) into PETROBRAS item “II” of the Agenda of Extraordinary General Meeting to be held on JANUARY 30, 2015, hereby submits the following information to the Shareholders:

AREMBEPE, located at Via Parafuso, S/N, km 17 Rodovia BA 535, Polo Petroquímico - CEP 42.810-200 – Camaçari-BA, is a corporation that is part of the current corporate structure of Petrobras.

The upholding of various administrative structures, in addition to result in an increase of operating costs, implies also to the loss of significant synergies in the conduct of matters of interest to the Company.

In this scenario, taking into account the intent to streamline costs and increase business, integrating the assets, promoting synergy and economy of the System, the merger represents a strategy of the Gas and Energy Business Area for better handling of its activities.

Considering that the Company holds 100% (one hundred percent) of the shares representing the capital stock of AREMBEPE, there will be no change in the capital stock of Petrobras, to the extent that its financial statements already envisage the accounting records of the company to be merged.

Finally, the merger aims to transfer all assets, rights and obligations of AREMPEBE to the Company and is part of a corporate reorganization process whose goal is to simplify the corporate structure, reduce cost, provide a more efficient management of the assets involved and better relationships with regulatory agents, particularly with ANEEL.

Thus, the Board of Directors submits to the high consideration and resolution of this Extraordinary General Meeting, with the assent of the Fiscal Council, the proposed merger of AREMBEPE into Petrobras, pursuant to the Merger Protocol and Justification signed between the Company and AREMBEPE, the respective appraisal report and other provisions contained in item “II” of the Agenda referred to in the Call Notice.

All relevant documentation and information related to the exercise of right to vote of shareholders, the information required by CVM Instruction 481, Annex 21, are attached to the Assembly Manual.

Maria das Graças Silva Foster
Petrobras CEO

Protocol and Justification of the Merger Operation of
Arembepe Energia S.A. - Arembepe
into Petróleo Brasileiro S.A. - Petrobras

By and between

I. PETRÓLEO BRASILEIRO S.A. – PETROBRAS, a publicly held company, with headquarters at Avenida República do Chile 65, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the National Register of Legal Entities of the Ministry of Finance (CNPJ) under No. 33.000.167/0001-01, herein duly represented by its attorney-in-fact Fernando Homem da Costa Filho, hereinafter referred to as “PETROBRAS”, or “Merger Company”; and

II. AREMBEPE ENERGIA S.A., corporation with headquarters at Rodovia BA 535, Poloplast, Polo Petroquímico de Camaçari, km 17, City of Camaçari, State of Bahia, enrolled with the National Register of Legal Entities of the Ministry of Finance (CNPJ) under No. 08.627.559/0001-58, with bylaws filed with the Board of Trade of Bahia State, under NIRE no. 29.3000.280.45 (“Arembepe”), herein duly represented by its Articles of Incorparation, hereinafter referred to as “AREMBEPE” or “Merged Company”;

PETROBRAS and AREMBEPE shall be hereinafter referred to jointly as

“PARTIES”, or individually as “PARTY”;

Whereas:

(i) PETROBRAS is a publicly held, mixed capital company, with fully subscribed and paid-up capital, in the amount of BRL$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million nine hundred sixty thousand four hundred and ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million four hundred ninety-six thousand, nine hundred and thirty) non par shares, being 7,442,454,142 (seven billion, four hundred forty-two million, four hundred and fifty-four thousand, one hundred forty-two) common shares and 5,602,042,788 (five billion, six hundred and two million, forty-two thousand, seven hundred eighty-eight) preferred shares;

(ii) AREMBEPE is a closed corporation, with fully subscribed and paid-up capital in the amount of BRL$ 276,418,187.00 (hundred and seventy six million, four hundred and eighteen thousand one hundred and eighty seven reais), divided into 186,290,217,187 (one hundred eighty-six billion, two hundred ninety million two hundred and eighteen thousand, one hundred eighty-seven) all common, registered nonpar shares, and its Articles of Incorporation provides the application of Law no. 6.404, of December 15, 1976 (“Law no. 6.404/76”);

(iii) PETROBRAS is the holder of all the shares issued by AREMBEPE, representing 100% of the total share capital of AREMBEPE;

(iv) The PARTIES intend to undertake a merger transaction, through which AREMBEPE will be merged into Petrobras, with the exhaustion of all AREMBEPE’s rights, which will be fully succeeded in all its rights and obligations by PETROBRAS, all in accordance with Article 227 of Law 6404/76;

(v) The management of both companies has considered the best alternatives for conducting its activities and management policies, taking into account the intention to streamline costs and increase their business through the consolidation of its activities, taking into consideration that the maintenance of various administrative structures would lead to an increase in operating costs, and at the same time would result in loss of relevant synergies in conducting the affairs of its interest;

(vi) The merger of AREMBEPE by PETROBRAS will be submitted for approval by the shareholders of both companies.

NOW, THEREFORE, the PARTIES hereby establish and agree upon to enter this Protocol and Justification of Merger ("Protocol and Justification"), in accordance with the Articles of Incorporation of AREMBEPE and Articles 224, 225 and 227 of Law at. 6.404/76, which the following terms and conditions will guide the proposed Merger to be submitted to their respective shareholders:

CLAUSE ONE – BASIS FOR THE PROPOSED OPERATION AND JUSTIFICATION

1.1. Proposed operation. The operation consists of the merger of AREMBEPE by PETROBRAS, with the transfer of AREMBEPE’s full equity into PETROBRAS at book value ("Transaction" or "Merger").

1.1.1. As a result of the Transaction, AREMBEPE will be extinguished by operation of law, for all legal purposes, so that the Merger Company will fully succeed AREMBEPE in all its rights and obligations, all in accordance with Article 227 of Law 6404/76.

1.2. The assessment of AREMBEPE’s net equity, for the purposes of the respective accounting entries in PETROBRAS, was made at book value by the specialized company AUDILINK & CIA AUDITORES as indicated in item 2.1., on the base date established in section 2.2 of this Protocol and Justification, based on the criteria set out in the Civil Code and Law No. 6.404/76, relative to financial statements preparation.

1.3. The management of PETROBRAS will be responsible to perform all acts necessary for the implementation of the Merger, and bear all costs and expenses arising from such implementation.

1.4. Justification of Operation. PETROBRAS has assessed the best alternatives for conducting its activities and management policies, taking into account the intention to streamline costs and increase its business through the consolidation of its activities, taking into consideration that the maintenance of various administrative structures would lead to an increase in operating costs, and at the same time would result in loss of relevant synergies in conducting the affairs of its interest;

1.4.1. The merger aims at transferring all the assets, rights and obligations of AREMBEPE to PETROBRAS and is part of a corporate reorganization process whose goal is to simplify the corporate structure, reduce cost and provide a more efficient management of the assets involved.

1.4.2. Considering that Petrobras holds 100% (one hundred percent) of the shares representing the capital stock of AREMBEPE, the proposed Merger will not lead into a change in the capital stock of Petrobras, in that the financial statements of Petrobras consolidate the accounting records of AREMBEPE.

CLAUSE TWO – APPRAISAL OF AREMBEPE’s NET EQUITY AND BASE

DATE

2.1. The indication of the specialized company AUDILINK & CIA AUDITORES, enrolled with the CNPJ under no. 02.163.578/0001-50, head offices at Rua Butantã 461, conjuntos 71 and 72, Pinheiros, São Paulo, SP, as responsible for the development of the accounting appraisal report of the Merged Company’s net equity to be transferred to PETROBRAS (“Accounting Appraisal Report”), must be approved by deliberation of AREMBEPE’s General Meeting and PETROBRAS’s Extraordinary General Meeting, in accordance with article 227 of Law 6.404/76.

2.2. AUDILINK & CIA AUDITORES is a company specialized in accounting valuation that performed at the request of the administration of the PARTIES, (i) the assessment of the net equity of the AREMBEPE at book value, based on the information contained in the audited Balance Sheet of the AREMBEPE, on July 31, 2014 ("Merger Base Date"), which has verified the value of the net equity to be transferred to PETROBRAS, and (ii) the preparation of the Accounting Appraisal Report (Annex I to this Protocol and Justification), which shall be submitted to the prior review and approval of the shareholders of Petrobras under the law.

CLAUSE THREE – TOTAL NET EQUITY TO BE MERGED

3.1. According to the assessment made in the Valuation Report, the book value of AREMBEPE’s net equity to be transferred to PETROBRAS is BRL$ 348,273,017.88 (three hundred forty-eight million, two hundred seventy-three thousand, seventeen reais and eighty-eight cents), subject to the provisions of Clause Four below.

3.2. The value of the net equity calculated matches exactly to the active account investment of PETROBRAS, since AREMBEPE is a wholly owned subsidiary of PETROBRAS. Thus, as a result of the Merger, it shall be operated in the accounts of PETROBRAS, a mere replacement of PETROBRAS assets represented by its investment account relative to the participation in the capital of AREMBEPE by the assets and liabilities included in AREMBEPE Balance Sheet.

3.3. The replacement of PETROBRAS investments in AREMBEPE by the assets and liabilities shown in the Balance Sheet of AREMBEPE does not imply a change in the value of PETROBRAS net equity.

3.4. The balances of the credit and debit accounts of AREMBEPE shall be entered in the accounting books of PETROBRAS, with all the necessary adjustments

3.5. The assets, rights and obligations of the AREMBEPE that make up the net equity to be transferred to PETROBRAS, are those detailed in the appraisal report, at book value.

CLAUSE FOUR – EQUITY VARIATION UP TO THE MERGER DATE

4.1. The equity variations in the period between the Base Date of the Merger and the Merger will be effectively absorbed by PETROBRAS and transferred to the books of PETROBRAS by their respective values on the date of the Merger without changing the values adopted in this Protocol and Justification for the realization of the merger.

CLAUSE FIVE – EXTINCTION OF AREMBEPE’s SHARES

5.1. For the purposes of the Merger proposed in this Protocol and Justification, it shall not be assigned shares of Petrobras to the members, provided that Petrobras owns all of the shares issued by AREMBEPE.

5.2. As a result, the 186,290,217,187 (one hundred eighty-six billion, two hundred ninety million two hundred and eighteen thousand, one hundred eighty-seven) all common, registered nonpar shares issued by AREMBEPE, shall be extinct, based on article 226, paragraph 1 of Law no. 6.404/76, with all the necessary adjustments in the accounting records of PETROBRAS.

5.3. No cancellation or issuance of new shares of PETROBRAS shall occur under the Merger, nor there will be no change in the amount of its capital stock, so that at the end of the Merger, the capital of PETROBRAS will remain unchanged in the amount of BRL$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million nine hundred sixty thousand four hundred and ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million four hundred ninety-six thousand, nine hundred and thirty) non par shares, being 7,442,454,142 (seven billion, four hundred forty-two million, four hundred and fifty-four thousand, one hundred forty-two) common shares and 5,602,042,788 (five billion, six hundred and two million, forty-two thousand, seven hundred eighty-eight) preferred shares. Consequently, there will be no change in the Articles of Incorporation of PETROBRAS.

CLAUSE SIX – REPORT TO THE BOARD OF DIRECTORS AND APPROVAL BY AREMBEPE’S GENERAL MEETING AND BY PETROBRAS SHAREHOLDERS’ GENERAL MEETING

6.1. Board of Directors. In compliance with the Articles of Incorporation of Petrobras and Articles of Incorporation of AREMBEPE, the Board of Directors of Petrobras must be informed of the Transaction, confirming the hiring of audit company to assess the net equity of the AREMBEPE and, in accordance with article 142, subsection IV of Law No. 6.404/76, convene the Extraordinary General Meeting of Petrobras to decide on the transaction.

6.2. Executive Board. The Executive Board of AREMBEPE shall give notice to the Board of Directors to convene the Shareholders General Meeting.

6.3. Extraordinary General Meeting and Shareholders General Meeting. The respective PETROBRAS Shareholders Extraordinary General Meeting and AREMBEPE’s shareholders General Meeting shall be convened for the implementation of the Transaction, in compliance with the terms and conditions provided by law.

CLAUSE SEVEN – GENERAL PROVISIONS

7.1. Considering that AREMBEPE is a wholly owned subsidiary of PETROBRAS, the provisions concerning (i) the exchange ratio and (ii) the redemption to AREMBEPE’s members do not apply.

NOW, THEREFORE, the parties hereto sign this Protocol and Justification instrument in two (2) counterparts of the same tenor and to one sole effect before the two (2) undersigned witnesses.

Rio de Janeiro, Octuber 15, 2014.

PETROLEO BRASILEIRO S.A. - PETROBRAS.

Fernando Homem da Costa Filho

Executive Gas & Energy Manager of Transactions and Interests in Energy

AREMBEPE ENERGIA S.A.

Clodoaldo Rocha Novais Chief Executive Officer Witnesses:	Pablo Vargas Castellar Managing Director

Name: Heloise Freitas Monteiro ID No.: 10075989-3	Name: Eduardo Machado de Souza Araujo ID No.:93532 OAB/RJ

AudiLink
Auditores & Consultores

APPRAISAL REPORT OF ASSETS AND LIABILITIES

AUDILINK & CIA. AUDITORES, a company with office on Rua Martinho Poeta nº 323, Bairro Picada, CEP 92990-00, Eldorado do Sul/RS, registered with CNPJ/MF 02.163.575/0012-03, and Regional Accounting Board of the State of Rio Grande do Sul under no. 003688/F-0, herein represented by its technician in charge, Roberto Caldas Bianchessi, registered with Regional Accounting Board of the State of Bahia under no. CRC/RS-040078/O-7 S-BA, signed below, was contracted by PETRÓLEO BRASILEIRO S.A. - PETROBRAS, with main place of business on Av. República do Chile, 65, Downtown, Rio de Janeiro - RJ, CEP 20031-912, registered with CNPJ (MF) under no. 33.000.167/0001-01 and JUCERJ under NIRE no. 33300032061, for purposes of making the equity appraisal specified below:

I. PURPOSE OF THIS APPRAISAL

This appraisal was made, on the interest of PETROBRAS, with the purpose of determining the book-entry net equity of the company **Arembepe Energia S.A.,** with main place of business on Via Parafuso, km 17, Rodovia BA 535, Poloplast, City of Camaçari, State of Bahia, CEP: 42810-440, registered with CNPJ/MF under no. 08.627.559/0001-58 and JUCEB under NIRE no. 29 3 0002804-5, for purposes of merger of said company with PETRÓLEO BRASILEIRO S.A. - PETROBRAS.

II. BASE-DATE OF THE APPRAISAL

The appraisal was performed taking as basis, as decided by PETROBRAS, the Trial Balance prepared by company **Arembepe Energia S.A**., on the base date of July 31, 2014.

III. APPRAISAL CRITERIA

The appraisal was performed in accordance with accounting practices adopted in Brazil, the accounting records of that company having been examined, paying attention to the applicable legal and regulatory provisions governing the accounting practices adopted in Brazil. We believe that the audit evidence obtained for the purposes to which it is intended is sufficient and appropriate to provide a basis for our conclusion.

Conhecimento que Gera Valor

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AudiLink
Auditores & Consultores

IV. COMPOSITION OF EQUITY UNDER APPRAISAL

The Trial Balance, reference for this appraisal, consists of the following account balances:

Assets	R$
Current	261,148,973.15
Cash and cash equivalents	135,437,173.02
Cash fund	4,000.00
Bank accounts in cash	16,808.40
Financial Investments	135,416,364.62
Other short-term receivables	125,711,800.13
Trade payables	84,116,129.87
Inventory	21,067,707.13
Advances to employees	142,259.72
Taxes payable	16,904,346.28
Credits and values	3,379,216.35
Prepaid expenses	102,140.78
Non-Current	322,488,068.75
Long-Term Receivables	24,486,122.87
Financial Investments	20,574,885.62
Court deposit	708,342.46
Other credits	2,537.78
Advances to Suppliers	3,200,357.01
Property, plant and equipment	286,884,739.68
Deferred	11,117,206.20
Total Assets	**583,637,041.90**

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AudiLink
Auditores & Consultores

Liabilities and Net Equity	R$
Current	87,729,472.67
Trade Payables	55,051,840.72
Taxes and social contributions	12,458,322.47
Loans and financing	12,473,081.25
Salaries/ terminations payable	1,877.40
Provision for vacations and 13th salary	1,991,119.90
Research and development	5,753,230.93
Non-Current	147,634,551.35
Loans and financing	146,921,790.79
Labor contingencies	508,315.53
Fixed assets in service	204,445.03
Net equity	348,273,017.88
Capital Stock	276,418,187.00
Profits reserve	19,441,632.64
Profit for the period	52,413,198.24
Total Liabilities and Net Equity	**583,637,041.90**

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Auditores & Consultores

V. CONCLUSION

We conclude that the accounting balances that make up the Trial Balance of July 31, 2014, attached, fairly represent the accounting position of **Arembepe Energia S.A.**, showing a book net equity of R$ 348,273,017.88 (three hundred and forty-eight million, two hundred and seventy-three thousand, seventeen reais and eighty-eight cents) on the corresponding date of July 31, 2014, assessed in accordance with the accounting practices adopted in Brazil, for purposes of merger of said company with PETRÓLEO BRASILEIRO S.A. - PETROBRAS.

Salvador, August 13, 2014.

AudiLink
Auditores & Consultores

AudiLink & Cia. Auditores
CRC/RS 003688/O-2 F-BA
Roberto Caldas Bianchessi
Accountant CRC/RS-040078/O-7 S-BA
CPF 380.517.450-00

Conhecimento que Gera Valor

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Conta	Descricao	Saldo anterior	Débito	Crédito	Mov periodo	Saldo atual
1	ATIVO	557.347.166,59 D	2.617.025.886,27	2.590.736.010,96	26.289.875,31 D	583.637.041,90 D
11	ATIVO CIRCULANTE	225.324.833,19 D	2.606.334.945,81	2.570.510.805,85	35.824.139,96 D	261.148.973,15 D
111	DISPONIBILIDADES	113.245.310,73 D	1.548.434.251,97	1.526.242.389,68	22.191.862,29 D	135.437.173,02 D
111.01	NUMERARIO DISPONIVEL	119.590,53 D	1.199.607.561,05	1.199.706.343,18	98.782,13 C	20.808,40 D
111.01.1	CAIXA	4.000,00 D	7.448,14	7.448,14	0,00	4.000,00 D
111.01.1.1	CAIXA GERAL	4.000,00 D	7.448,14	7.448,14	0,00	4.000,00 D
111.01.1.1.01	CAIXA	4.000,00 D	7.448,14	7.448,14	0,00	4.000,00 D
111.01.2	CONTAS BANCARIAS A VISTA	115.590,53 D	1.199.600.112,91	1.199.698.895,04	98.782,13 C	16.808,40 D
111.01.2.1	BANCOS CONTA MOVIMENTO	115.590,53 D	1.199.600.112,91	1.199.698.895,04	98.782,13 C	16.808,40 D
111.01.2.1.02	BANCO DO BRASIL S/A AG 3884-9 CTA 46000	6.718,82 D	243.572.001,86	243.573.136,78	1.134,92 C	5.583,90 D
111.01.2.1.03	BANCO DO NORDESTE AG 187 CTA 10460 (AREM	108.826,08 D	558.388.610,78	558.497.311,34	108.700,56 C	125,52 D
111.01.2.1.05	BANCO DO NORDESTE AG 187 CTA 9922 (AREMB	0,00	16.241.078,81	16.241.078,81	0,00	0,00
111.01.2.1.06	BANCO DO NORDESTE AG 187 CTA 9923 (AREMB	0,00	246.010.144,37	245.999.993,94	10.150,43 D	10.150,43 D
111.01.2.1.07	BANCO BRADESCO - CUSTODIA (AREMBEPE)	45,63 D	135.388.277,09	135.387.374,17	902,92 D	948,55 D
111.02	APLICACOES NO MERCADO ABERTO	113.125.720,20 D	348.826.690,92	326.536.046,50	22.290.644,42 D	135.416.364,62 D
111.02.1	APLICACOES NO MERCADO ABERTO	113.125.720,20 D	348.826.690,92	326.536.046,50	22.290.644,42 D	135.416.364,62 D
111.02.1.1	APLICACOES NO MERCADO ABERTO	113.125.720,20 D	348.826.690,92	326.536.046,50	22.290.644,42 D	135.416.364,62 D
111.02.1.1.04	APLICACOES BANCO DO NORDESTE CONTA 10460	0,00	8.594.282,00	8.594.282,00	0,00	0,00
111.02.1.1.09	ITAU - FDIC - PETROBRAS	113.125.720,20 D	340.232.408,92	317.941.764,50	22.290.644,42 D	135.416.364,62 D
112	CREDITOS, VALORES E BENS	112.079.522,46 D	1.057.716.840,42	1.044.186.703,53	13.530.136,89 D	125.609.659,35 D
112.11	CONCESSIONARIAS E PERMISSIONARIAS	63.665.578,10 D	675.184.736,72	654.734.184,95	20.450.551,77 D	84.116.129,87 D
112.11.1	SUPRIMENTO	63.665.578,10 D	675.184.736,72	654.734.184,95	20.450.551,77 D	84.116.129,87 D
112.11.1.1	MOEDA NACIONAL	63.665.578,10 D	675.184.736,72	654.734.184,95	20.450.551,77 D	84.116.129,87 D
112.11.1.1.01	SUPRIMENTO DE ENERGIA A RECEBER - PARCEL	8.934.972,78 D	277.165.023,90	276.060.020,60	1.105.003,30 D	10.039.976,08 D
112.11.1.1.04	SUPRIMENTO DE ENERGIA A FATURAR - PARCEL	54.730.605,32 D	398.019.712,82	378.674.164,35	19.345.548,47 D	74.076.153,79 D
112.21	RENDAS A RECEBER	68.641,60 D	406.694,61	312.205,18	94.489,43 D	163.131,03 D
112.21.9	OUTRAS RENDAS	68.641,60 D	406.694,61	312.205,18	94.489,43 D	163.131,03 D
112.21.9.1	OUTRAS RENDAS A RECEBER	68.641,60 D	406.694,61	312.205,18	94.489,43 D	163.131,03 D
112.41	DEVEDORES DIVERSOS	30.405.417,47 D	59.056.980,46	70.295.496,51	11.238.516,05 C	19.166.901,42 D
112.41.1	EMPREGADOS	17.547,95 D	342.901,95	218.190,18	124.711,77 D	142.259,72 D
112.41.1.1	ADIANTAMENTO A EMPREGADOS	17.547,95 D	342.901,95	218.190,18	124.711,77 D	142.259,72 D
112.41.1.1.01	ADIANT DE SALARIOS	0,00	118.105,41	118.105,41	0,00	0,00
112.41.1.1.02	ADIANT DE FERIAS	17.547,95 D	97.465,36	100.084,77	2.619,41 C	14.928,54 D
112.41.1.1.03	ADIANT DE 13 SALARIO	0,00	127.331,18	0,00	127.331,18 D	127.331,18 D
112.41.2	TRIBUTOS E CONTRIBUICOES SOCIAIS COMPENS	26.279.718,83 D	56.316.181,38	65.919.720,59	9.603.539,21 C	16.676.179,62 D
112.41.2.1	TRIBUTOS E CONTRIBUIÃ?ES SOCIAIS COMPENS	26.279.718,83 D	56.316.181,38	65.919.720,59	9.603.539,21 C	16.676.179,62 D
112.41.2.1.03	IRRF S/ APLICAA?ES FINANCEIRAS	1.374.653,07 D	1.371.763,00	1.374.653,07	2.890,07 C	1.371.763,00 D
112.41.2.1.04	IRRF S/ FATURAMENTO	109.521,64 D	1.243.319,05	109.521,64	1.133.797,41 D	1.243.319,05 D
112.41.2.1.05	IRPJ ESTIMATIVA	14.752.070,43 D	498.017,38	15.120.367,17	14.622.349,79 C	129.720,64 D
112.41.2.1.06	CSLL ESTIMATIVA	6.190.756,24 D	3.447.360,21	6.584.228,56	3.136.868,35 C	3.053.887,89 D
112.41.2.1.08	II - IMPOSTO DE IMPORTAA?O A RESTITUIR	137.559,97 D	0,00	0,00	0,00	137.559,97 D
112.41.2.1.09	PIS CONTROLE DACON	624.451,24 D	5.629.390,83	6.253.842,07	624.451,24 C	0,00
112.41.2.1.11	COFINS CONTROLE DACON	2.873.375,12 D	25.931.017,35	28.804.392,47	2.873.375,12 C	0,00
112.41.2.1.14	IRRF PAGO INDEVIDAMENTE	1.005,75 D	0,00	0,00	0,00	1.005,75 D

112.41.2.1.15	RETENCAO 4,65% - INDEVIDA	4.673,62 D	0,00	0,00	0,00	4.673,62 D
112.41.2.1.16	INSS PAGO INDEVIDAMENTE	50.159,46 D	0,00	0,00	0,00	50.159,46 D
112.41.2.1.20	ISS INDEVIDO	18.014,80 D	0,00	0,00	0,00	18.014,80 D
112.41.2.1.21	COFINS S/FATURAMENTO	0,00	852.659,20	852.659,20	0,00	0,00
112.41.2.1.22	CSLL S/FATURAMENTO	91.268,06 D	284.219,74	91.268,06	192.951,68 D	284.219,74 D
112.41.2.1.24	PIS S/FATURAMENTO	0,00	184.742,81	184.742,81	0,00	0,00
112.41.2.1.29	ANTECIPACAO DE IMPOSTOS DE IMPORTACAO	17.147,85 D	0,00	17.147,85	17.147,85 C	0,00
112.41.2.1.30	IR 2011 A COMPENSAR CONF. DIPJ 2012	7.740,38 D	0,00	0,00	0,00	7.740,38 D
112.41.2.1.31	CS 2011 A COMPENSAR CONF. DIPJ 2012	27.321,20 D	0,00	0,00	0,00	27.321,20 D
112.41.2.1.32	IR ESTIMATIVA PAGO A MAIOR	0,00	15.884.050,88	6.526.897,69	9.357.153,19 D	9.357.153,19 D
112.41.2.1.33	IRPJ SALDO NEGATIVO 2013 -DIPJ 2014	0,00	985.702,92	0,00	985.702,92 D	985.702,92 D
112.41.2.1.34	CSLL SALDO NEGATIVO 2013-DIPJ 2014	0,00	3.938,01	0,00	3.938,01 D	3.938,01 D
112.41.4	FORNECEDORES	4.108.150,69 D	2.397.897,13	4.157.585,74	1.759.688,61 C	2.348.462,08 D
112.41.4.1	FORNECEDORES	4.108.150,69 D	2.397.897,13	4.157.585,74	1.759.688,61 C	2.348.462,08 D
112.41.4.1.01	FORNECEDORES DE SERVIAOS	4.108.150,69 D	2.397.897,13	4.157.585,74	1.759.688,61 C	2.348.462,08 D
112.51	OUTROS CREDITOS	106.632,91 D	3.553,41	3.562,00	8,59 C	106.624,32 D
112.51.4	DISPENDIOS A REEMBOLSAR	6.084,01 D	3.553,41	3.562,00	8,59 C	6.075,42 D
112.51.4.1	OUTROS CREDITOS - CP	6.084,01 D	3.553,41	3.562,00	8,59 C	6.075,42 D
112.51.9	OUTROS	100.548,90 D	0,00	0,00	0,00	100.548,90 D
112.51.9.1	OUTROS	100.548,90 D	0,00	0,00	0,00	100.548,90 D
112.51.9.1.01	OUTROS	100.548,90 D	0,00	0,00	0,00	100.548,90 D
112.71	ESTOQUE	16.740.142,00 D	323.064.875,22	318.737.310,09	4.327.565,13 D	21.067.707,13 D
112.71.1	MATERIA-PRIMA E INSUMOS PARA PRODUCAO DE	11.881.603,50 D	315.214.133,99	316.204.732,07	990.598,08 C	10.891.005,42 D
112.71.1.1	MATERIA-PRIMA E INSUMOS PARA PRODUCAO DE	11.881.603,50 D	315.214.133,99	316.204.732,07	990.598,08 C	10.891.005,42 D
112.71.1.1.01	OLEO COMBUSTIVEL	9.102.738,78 D	306.376.963,41	306.506.739,74	129.776,33 C	8.972.962,45 D
112.71.1.1.02	OLEO DIESEL	130.449,85 D	2.995.267,00	2.899.023,75	96.243,25 D	226.693,10 D
112.71.1.1.03	ADITIVOS (LUBRIFICANTE)	2.002.175,59 D	5.841.903,58	6.152.729,30	310.825,72 C	1.691.349,87 D
112.71.1.1.99	ESTOQUE EM PODER DE TERCEIROS	646.239,28 D	0,00	646.239,28	646.239,28 C	0,00
112.71.2	MATERIAL	4.858.538,50 D	7.850.741,23	2.532.578,02	5.318.163,21 D	10.176.701,71 D
112.71.2.1	ALMOXARIFADO	4.858.538,50 D	7.850.741,23	2.532.578,02	5.318.163,21 D	10.176.701,71 D
112.71.2.1.01	PECAS PARA MANUTENCAO	4.008.524,00 D	7.321.375,33	2.219.294,94	5.102.080,39 D	9.110.604,39 D
112.71.2.1.02	MATERIAL DE USO E CONSUMO	850.014,50 D	529.365,90	313.283,08	216.082,82 D	1.066.097,32 D
112.95	SERVICOS EM CURSO	760.998,92 D	0,00	0,00	0,00	760.998,92 D
112.95.5	APLICACAO PROJETOS P & D	760.998,92 D	0,00	0,00	0,00	760.998,92 D
112.95.5.1	ADIANTAMENTOS PROJETOS P & D	760.998,92 D	0,00	0,00	0,00	760.998,92 D
112.95.5.1.01	INSTITUTO DE TECNOLOGIA PARA O DESENVOLVIMENTO LACTEC	760.998,92 D	0,00	0,00	0,00	760.998,92 D
112.99	CREDITOS FISCAIS	332.111,46 D	0,00	103.944,80	103.944,80 C	228.166,66 D
112.99.7	TRIBUTOS E CONTRIBUICOES SOCIAIS COMPENS	332.111,46 D	0,00	103.944,80	103.944,80 C	228.166,66 D
112.99.7.1	TRIBUTOS E CONTRIBUICOES - A RECUPERAR	332.111,46 D	0,00	103.944,80	103.944,80 C	228.166,66 D
112.99.7.1.03	PIS 24 MESES	59.241,50 D	0,00	18.541,50	18.541,50 C	40.700,00 D
112.99.7.1.04	COFINS 24 MESES	272.869,96 D	0,00	85.403,30	85.403,30 C	187.466,66 D
113	DESPESAS PAGAS ANTECIPADAMENTE	0,00	183.853,42	81.712,64	102.140,78 D	102.140,78 D
113.01	PAGAMENTOS ANTECIPADOS -CP	0,00	183.853,42	81.712,64	102.140,78 D	102.140,78 D
113.01.3	PREMIOS DE SEGUROS	0,00	183.853,42	81.712,64	102.140,78 D	102.140,78 D
113.01.3.1.01	PREMIOS DE SEGUROS	0,00	183.853,42	81.712,64	102.140,78 D	102.140,78 D

Conta	Descricao	Saldo anterior	Débito	Crédito	Mov periodo	Saldo atual
12	ATIVO NAO CIRCULANTE	20.035.175,20 D	4.596.852,00	145.904,33	4.450.947,67 D	24.486.122,87 D
121	CREDITOS, VALORES E BENS - LP	20.035.175,20 D	4.596.852,00	145.904,33	4.450.947,67 D	24.486.122,87 D
121.41	DEVEDORES DIVERSOS	6.091,19 D	0,00	3.553,41	3.553,41 C	2.537,78 D
121.41.9	OUTROS DEVEDORES - LP	6.091,19 D	0,00	3.553,41	3.553,41 C	2.537,78 D
121.41.9.1.01	OUTROS CREDITOS - LP	6.091,19 D	0,00	3.553,41	3.553,41 C	2.537,78 D
121.51	OUTROS CREDITOS	19.586.320,50 D	1.129.016,04	140.450,92	988.565,12 D	20.574.885,62 D
121.51.9	OUTROS - LP	19.586.320,50 D	1.129.016,04	140.450,92	988.565,12 D	20.574.885,62 D
121.51.9.1	OUTROS DEVEDORES - LP	19.586.320,50 D	1.129.016,04	140.450,92	988.565,12 D	20.574.885,62 D
121.51.9.1.01	BNB CONTA INVESTIMENTO - AREMBEPE	19.586.320,50 D	1.129.016,04	140.450,92	988.565,12 D	20.574.885,62 D
121.91	DEPOSITOS VINCULADOS A LITIGIOS	442.763,51 D	3.467.835,96	1.900,00	3.465.935,96 D	3.908.699,47 D
121.91.0.1	DEPOSITOS JUDICIAIS	442.763,51 D	267.478,95	1.900,00	265.578,95 D	708.342,46 D
121.91.0.1.01	ROBERTO QUEIROS A. SANTOS	821,87 D	0,00	0,00	0,00	821,87 D
121.91.0.1.02	FLORISVALDO DE JESUS	11.549,04 D	0,00	0,00	0,00	11.549,04 D
121.91.0.1.03	ELISANGELA C. DE OLIVEIRA	9.248,37 D	0,00	0,00	0,00	9.248,37 D
121.91.0.1.04	FABIANO DOMINGOS DOS SANTOS	18.459,86 D	0,00	0,00	0,00	18.459,86 D
121.91.0.1.05	COSME OLIVEIRA MARQUES	7.668,40 D	0,00	0,00	0,00	7.668,40 D
121.91.0.1.06	LUIZ FERNANDO PRAZERES VASCONCELOS	3.023,69 D	0,00	0,00	0,00	3.023,69 D
121.91.0.1.07	EDUARDO DO AMPARO SOUZA	8.160,00 D	0,00	0,00	0,00	8.160,00 D
121.91.0.1.08	FABIO DOS SANTOS OLIVEIRA	6.120,00 D	0,00	0,00	0,00	6.120,00 D
121.91.0.1.09	CELIO DE SANTANA SILVA	9.650,00 D	0,00	0,00	0,00	9.650,00 D
121.91.0.1.10	JOSE UBALDINO SILVA	15.803,45 D	0,00	0,00	0,00	15.803,45 D
121.91.0.1.11	FLAVIO PURIDADE MACEDO	19.719,68 D	0,00	0,00	0,00	19.719,68 D
121.91.0.1.12	JOSE AUGUSTO MANTA RIBEIRO	10.200,21 D	0,00	0,00	0,00	10.200,21 D
121.91.0.1.14	PAULO CESAR DIAS	5.963,95 D	639,39	0,00	639,39 D	6.603,34 D
121.91.0.1.15	ERIC MESSIAS DOS SANTOS	8.759,48 D	13.874,53	0,00	13.874,53 D	22.634,01 D
121.91.0.1.16	MARILENE SOUZA PEREIRA	86.647,68 D	0,00	0,00	0,00	86.647,68 D
121.91.0.1.17	NILTON EVILASIO DA SILVA FILHO	7.140,21 D	0,00	0,00	0,00	7.140,21 D
121.91.0.1.18	WARLEY SANTOS MENNEZES	5.462,70 D	0,00	0,00	0,00	5.462,70 D
121.91.0.1.19	IVONEY RAMOS VENAS	120,00 D	0,00	0,00	0,00	120,00 D
121.91.0.1.20	REGIVALDO AMANCIO NETO DA SILVA	117,75 D	142,00	0,00	142,00 D	259,75 D
121.91.0.1.21	ALESSANDRO SANTOS AMBURGO	7.258,21 D	2.942,00	0,00	2.942,00 D	10.200,21 D
121.91.0.1.22	RENILDA DE JESUS NEVES	10.528,21 D	0,00	0,00	0,00	10.528,21 D
121.91.0.1.23	ENEAS GOMES MOITINHO	8.489,11 D	0,00	0,00	0,00	8.489,11 D
121.91.0.1.24	GERSON ARAUJO DOS SANTOS	33.000,00 D	0,00	0,00	0,00	33.000,00 D
121.91.0.1.25	MANUEL DA PAIXAO FILHO	952,08 D	0,00	0,00	0,00	952,08 D
121.91.0.1.26	FRANCISCO DE ASSIS CONCEICAO DE OLIVEIRA	77.781,20 D	0,00	0,00	0,00	77.781,20 D
121.91.0.1.27	FRANCINILDO ALVES DE FRANCA	4.989,13 D	0,00	0,00	0,00	4.989,13 D
121.91.0.1.28	ROBSON BENICIO DA SILVA	11.101,70 D	0,00	0,00	0,00	11.101,70 D
121.91.0.1.29	SILVIO DE OLIVEIRA DOS SANTOS	15.300,21 D	0,00	0,00	0,00	15.300,21 D
121.91.0.1.30	ADRIANO DE MENEZES SANTOS	1.624,13 D	1.744,37	0,00	1.744,37 D	3.368,50 D
121.91.0.1.31	TIAGO DA HORA SILVA	7.398,11 D	0,00	0,00	0,00	7.398,11 D
121.91.0.1.32	JOSE ANTONIO DA SILVA SANTOS	7.140,00 D	0,00	0,00	0,00	7.140,00 D
121.91.0.1.33	FERNANDO DIAS	251,30 D	0,00	0,00	0,00	251,30 D
121.91.0.1.34	EDVALDO DE JESUS SANTOS	7.243,34 D	0,00	0,00	0,00	7.243,34 D
121.91.0.1.35	JOSE WILSON MATIAS	15.070,44 D	7.000,00	0,00	7.000,00 D	22.070,44 D
121.91.0.1.37	CINTHIA FERREIRA SANTANA	0,00	7.164,68	0,00	7.164,68 D	7.164,68 D
121.91.0.1.38	REINAN BATISTA DOS SANTOS	0,00	40.065,01	0,00	40.065,01 D	40.065,01 D
121.91.0.1.39	VALDIR ARGOLO BATISTA	0,00	89.712,75	0,00	89.712,75 D	89.712,75 D
121.91.0.1.40	MICHEL MIRANDA DE SOUZA	0,00	5.072,61	0,00	5.072,61 D	5.072,61 D
121.91.0.1.41	SEVERINO PEREIRA DE SOUZA	0,00	7.921,06	0,00	7.921,06 D	7.921,06 D
121.91.0.1.42	REINALDO DA SILVA	0,00	7.258,11	0,00	7.258,11 D	7.258,11 D
121.91.0.1.43	RONALDO SIQUEIRA BRITO DE MATOS	0,00	1.900,00	1.900,00	0,00	0,00
121.91.0.1.44	ERNANES DE JESUS SILVA JUNIOR	0,00	52.850,00	0,00	52.850,00 D	52.850,00 D

121.91.0.1.45	GILBERTO GOMES ALVES	0,00	7.658,11	0,00	7.658,11 D	7.658,11 D
121.91.0.1.46	SANDRO ROBERTO SANTOS	0,00	7.218,11	0,00	7.218,11 D	7.218,11 D
121.91.0.1.47	ANDRE DE SOUZA RIBEIRO	0,00	7.258,11	0,00	7.258,11 D	7.258,11 D
121.91.0.1.48	RAFAEL SILVA E SILVA	0,00	7.058,11	0,00	7.058,11 D	7.058,11 D
121.91.0.2	ADIANTAMENTO A FORNECEDOR	0,00	3.200.357,01	0,00	3.200.357,01 D	3.200.357,01 D
121.91.0.2.01	ADIANTAMENTO A FORNECEDOR	0,00	3.200.357,01	0,00	3.200.357,01 D	3.200.357,01 D
13	ATIVO PERMANENTE	311.987.158,20 D	6.094.088,46	20.079.300,78	13.985.212,32 C	298.001.945,88 D
132	IMOBILIZADO	299.736.644,65 D	6.094.088,46	18.945.993,43	12.851.904,97 C	286.884.739,68 D
132.01	GERACAO	298.146.966,38 D	6.052.482,50	18.802.395,56	12.749.913,06 C	285.397.053,32 D
132.01.1	USINAS	298.146.966,38 D	6.052.482,50	18.802.395,56	12.749.913,06 C	285.397.053,32 D
132.01.1.1	IMOBILIZADO EM SERVICO	361.286.603,18 D	11.500,00	0,00	11.500,00 D	361.298.103,18 D
132.01.1.1.02	TERRENOS	5.577.029,45 D	0,00	0,00	0,00	5.577.029,45 D
132.01.1.1.04	EDIFICACOES, OBRAS CIVIS E BENFEITORIAS	72.253.089,32 D	11.500,00	0,00	11.500,00 D	72.264.589,32 D
132.01.1.1.05	MAQUINAS E EQUIPAMENTOS	276.248.189,12 D	0,00	0,00	0,00	276.248.189,12 D
132.01.1.1.09	SE POLO	7.208.295,29 D	0,00	0,00	0,00	7.208.295,29 D
132.01.1.5	(-) REINTEGRACAO ACUMULADA	67.287.408,84 C	0,00	9.571.540,55	9.571.540,55 C	76.858.949,39 C
132.01.1.5.04	EDIFICACOES, OBRAS CIVIS E BENFEITORIAS	13.046.682,28 C	0,00	1.410.510,21	1.410.510,21 C	14.457.192,49 C
132.01.1.5.05	MAQUINAS E EQUIPAMENTOS	53.213.278,61 C	0,00	7.997.572,71	7.997.572,71 C	61.210.851,32 C
132.01.1.5.09	SE POLO	1.027.447,95 C	0,00	163.457,63	163.457,63 C	1.190.905,58 C
132.01.1.9	IMOBILIZADO EM CURSO	4.147.772,04 D	6.040.982,50	9.230.855,01	3.189.872,51 C	957.899,53 D
132.01.1.9.04	EDIFICACOES, OBRAS CIVIS E BENFEITORIAS	532.463,33 D	0,00	0,00	0,00	532.463,33 D
132.01.1.9.05	MAQUINAS E EQUIPAMENTOS	17.954,94 D	6.040.982,50	6.030.466,39	10.516,11 D	28.471,05 D
132.01.1.9.07	MOVEIS E UTENSILIOS	14.104,19 D	0,00	0,00	0,00	14.104,19 D
132.01.1.9.08	ACESSO A LINHA DE TRANSMISSAO	263.000,00 D	0,00	0,00	0,00	263.000,00 D
132.01.1.9.94	MATERIAL EM DEPOSITO	119.892,57 D	0,00	31,61	31,61 C	119.860,96 D
132.01.1.9.97	ADIANTAMENTO A FORNECEDORES	3.200.357,01 D	0,00	3.200.357,01	3.200.357,01 C	0,00
132.04	ADMINISTRACAO	1.589.678,27 D	41.605,96	143.597,87	101.991,91 C	1.487.686,36 D
132.04.1	GERACAO	1.589.678,27 D	41.605,96	143.597,87	101.991,91 C	1.487.686,36 D
132.04.1.1	IMOBILIZADO EM SERVICO	2.158.822,15 D	41.605,96	14.077,00	27.528,96 D	2.186.351,11 D
132.04.1.1.02	FERRAMENTAS	430.155,37 D	18.747,82	0,00	18.747,82 D	448.903,19 D
132.04.1.1.03	EQUIPAMENTOS DE INFORMATICA	476.992,69 D	0,00	0,00	0,00	476.992,69 D
132.04.1.1.04	EDIFICACOES, OBRAS CIVIS E BENFEITORIAS	11.500,00 D	0,00	11.500,00	11.500,00 C	0,00
132.04.1.1.05	APARELHOS DE COMUNICACAO	502.295,13 D	0,00	0,00	0,00	502.295,13 D
132.04.1.1.06	VEICULOS	104.500,00 D	0,00	0,00	0,00	104.500,00 D
132.04.1.1.07	MOVEIS E UTENSILIOS	460.653,27 D	22.858,14	2.577,00	20.281,14 D	480.934,41 D
132.04.1.1.08	SOFTWARE	172.725,69 D	0,00	0,00	0,00	172.725,69 D
132.04.2.5	(-) REINTEGRACAO ACUMULADA	569.143,88 C	0,00	129.520,87	129.520,87 C	698.664,75 C

Conta	Descricao	Saldo anterior	Débito	Crédito	Mov periodo	Saldo atual
132.04.2.5.06	VEICULOS	42.054,80 C	0,00	13.962,55	13.962,55 C	56.017,35 C
132.04.2.5.07	MOVEIS E UTENSILIOS	87.343,80 C	0,00	17.235,63	17.235,63 C	104.579,43 C
132.04.2.5.08	EQUIP. DE INFORMATICA	223.625,28 C	0,00	42.873,04	42.873,04 C	266.498,32 C
132.04.2.5.09	APARELHOS DE COMUNICACAO	95.372,01 C	0,00	20.461,98	20.461,98 C	115.833,99 C
132.04.2.5.10	FERRAMENTAS	52.880,53 C	0,00	15.086,95	15.086,95 C	67.967,48 C
132.04.2.5.11	SOFTWARE	67.867,46 C	0,00	19.900,72	19.900,72 C	87.768,18 C
133	DIFERIDO	12.250.513,55 D	0,00	1.133.307,35	1.133.307,35 C	11.117.206,20 D
133.01	GERACAO	12.250.513,55 D	0,00	1.133.307,35	1.133.307,35 C	11.117.206,20 D
133.01.1	USINAS	12.250.513,55 D	0,00	1.133.307,35	1.133.307,35 C	11.117.206,20 D
133.01.1.1	ATIVO DIFERIDO EM SERVICO	19.428.127,01 D	0,00	0,00	0,00	19.428.127,01 D
133.01.1.1.01	DESPESAS PRE-OPERACIONAIS	19.428.127,01 D	0,00	0,00	0,00	19.428.127,01 D
133.01.1.5	(-) AMORTIZACAO ACUMULADA	7.177.613,46 C	0,00	1.133.307,35	1.133.307,35 C	8.310.920,81 C
133.01.1.5.01	DESPESAS PRE-OPERACIONAIS	7.177.613,46 C	0,00	1.133.307,35	1.133.307,35 C	8.310.920,81 C

Conta	Descricao	Saldo anterior	Débito	Crédito	Mov periodo	Saldo atual
2	PASSIVO	557.347.166,59 C	569.620.138,02	543.496.815,09	26.123.322,93 D	531.223.843,66 C
21	PASSIVO CIRCULANTE	86.592.543,74 C	541.532.687,80	542.669.616,73	1.136.928,93 C	87.729.472,67 C
211	OBRIGACOES	86.592.543,74 C	541.532.687,80	542.669.616,73	1.136.928,93 C	87.729.472,67 C
211.01	FORNECEDORES	48.873.634,68 C	352.975.298,67	359.153.504,71	6.178.206,04 C	55.051.840,72 C
211.01.1	ENCARGOS DE USO DA REDE EL?TRICA	727.487,14 C	8.583.667,21	8.600.633,59	16.966,38 C	744.453,52 C
211.01.1.1	TUST	727.487,14 C	8.583.667,21	8.600.633,59	16.966,38 C	744.453,52 C
211.01.1.1.01	TUST FORNECEDORES PESSOA JURIDICA	128.745,49 C	4.303.510,31	4.290.305,61	13.204,70 D	115.540,79 C
211.01.1.1.02	TUST A FATURAR	598.741,65 C	4.280.156,90	4.310.327,98	30.171,08 C	628.912,73 C
211.01.3	MATERIAIS E SERVICOS	47.734.611,38 C	330.760.961,34	336.000.027,88	5.239.066,54 C	52.973.677,92 C
211.01.3.1	FORNECEDORES	47.734.611,38 C	330.760.961,34	336.000.027,88	5.239.066,54 C	52.973.677,92 C
211.01.3.1.01	FORNECEDORES PESSOA JURIDICA	47.677.047,32 C	330.703.397,28	336.000.027,88	5.296.630,60 C	52.973.677,92 C
211.01.3.1.02	FORNECEDORES PESSOA FISICA	57.564,06 C	57.564,06	0,00	57.564,06 D	0,00
211.01.4	COMPRA DE ENERGIA ELETRICA	411.536,16 C	13.630.670,12	14.552.843,24	922.173,12 C	1.333.709,28 C
211.01.4.1.01	FORNECEDORES PESSOA JURIDICA	411.536,16 C	13.630.670,12	14.552.843,24	922.173,12 C	1.333.709,28 C
211.11	FOLHA DE PAGAMENTO	38,85 C	5.852.011,35	5.851.972,50	38,85 D	0,00
211.11.1	FOLHA DE PAGAMENTO LIQUIDA	38,85 C	5.852.011,35	5.851.972,50	38,85 D	0,00
211.11.1.1	FOLHA DE PAGAMENTO LIQUIDA	38,85 C	5.852.011,35	5.851.972,50	38,85 D	0,00
211.11.1.1.01	FOLHA DE PAGAMENTO	9,41 C	5.847.104,87	5.847.095,46	9,41 D	0,00
211.11.1.1.02	PENSAO ALIMENTICIA	29,44 C	4.906,48	4.877,04	29,44 D	0,00
211.21	ENCARGOS DE DIVIDAS	746.202,47 C	7.785.516,84	7.755.100,20	30.416,64 D	715.785,83 C
211.21.1	MOEDA NACIONAL	746.202,47 C	7.785.516,84	7.755.100,20	30.416,64 D	715.785,83 C
211.21.1.1	MOEDA NACIONAL	746.202,47 C	7.785.516,84	7.755.100,20	30.416,64 D	715.785,83 C
211.21.1.1.02	JUROS FNE - BANCO DO NORDEDESTE	746.202,47 C	7.785.516,84	7.755.100,20	30.416,64 D	715.785,83 C
211.31	TRIBUTOS E CONTRIBUICOES SOCIAIS	13.656.317,34 C	136.646.151,37	135.448.156,50	1.197.994,87 D	12.458.322,47 C
211.31.1	TRIBUTOS E CONTRIBUICOES SOCIAIS	13.431.040,76 C	134.193.191,24	132.847.526,00	1.345.665,24 D	12.085.375,52 C
211.31.1.1	TRIBUTOS E CONTRIBUICOES SOCIAIS	13.257.455,29 C	133.951.229,08	132.608.411,07	1.342.818,01 D	11.914.637,28 C
211.31.1.1.01	IRPJ A RECOLHER	1.235.375,82 C	70.507.987,14	69.848.889,92	659.097,22 D	576.278,60 C
211.31.1.1.02	CSLL A RECOLHER	6.623.824,54 C	17.696.292,21	14.658.259,08	3.038.033,13 D	3.585.791,41 C
211.31.1.1.03	PIS A RECOLHER	0,00	6.709.882,12	6.807.310,06	97.427,94 C	97.427,94 C
211.31.1.1.04	COFINS A RECOLHER	0,00	30.902.556,58	31.350.772,96	448.216,38 C	448.216,38 C
211.31.1.1.05	IRRF A RECOLHER	7.330,02 C	297.882,93	293.682,45	4.200,48 D	3.129,54 C
211.31.1.1.06	CSRF A RECOLHER	15.203,39 C	126.941,55	119.494,99	7.446,56 D	7.756,83 C
211.31.1.1.07	INSS RETENCAO FONTE A RECOLHER	196.906,83 C	269.598,00	254.069,76	15.528,24 D	181.378,59 C
211.31.1.1.08	OUTROS IMPOSTOS A RECOLHER	1.323,63 D	0,00	0,00	0,00	1.323,63 D
211.31.1.1.12	IRRF PF	67,89 C	4.011,08	4.263,56	252,48 C	320,37 C
211.31.1.1.14	IRRF FOLHA	117.489,44 C	1.486.343,09	1.532.470,67	46.127,58 C	163.617,02 C
211.31.1.1.99	PIS E COFINS RECEITA VARIAVEL A FATURAR	5.062.580,99 C	5.949.734,38	7.739.197,62	1.789.463,24 C	6.852.044,23 C
211.31.1.2	IMPOSTOS ESTADUAIS	152.338,49 C	137.134,03	135.593,84	1.540,19 D	150.798,30 C
211.31.1.2.01	ICMS A RECOLHER	9.848,50 C	48.682,26	44.255,50	4.426,76 D	5.421,74 C
211.31.1.2.04	ICMS DIF. ALIQUOTA	142.489,99 C	88.451,77	91.338,34	2.886,57 C	145.376,56 C
211.31.1.3	IMPOSTOS MUNICIPAIS	21.246,98 C	104.828,13	103.521,09	1.307,04 D	19.939,94 C
211.31.1.3.01	ISS A RECOLHER	21.246,98 C	104.828,13	103.521,09	1.307,04 D	19.939,94 C
211.31.4	CONTRIBUICOES SOCIAIS	225.276,58 C	2.452.960,13	2.600.630,50	147.670,37 C	372.946,95 C
211.31.4.1	CONTRIB SOCIAIS SOBRE FOLHA DE PAGAMENTO	225.276,58 C	2.452.960,13	2.600.630,50	147.670,37 C	372.946,95 C
211.31.4.1.01	INSS EMPRESA E SEGURADO	158.682,63 C	1.922.765,73	2.029.960,39	107.194,66 C	265.877,29 C
211.31.4.1.02	FGTS A PAGAR	57.993,42 C	513.457,68	553.717,37	40.259,69 C	98.253,11 C
211.31.4.1.03	CONTRIBUICAO SINDICAL	2.082,15 C	13.056,90	13.272,92	216,02 C	2.298,17 C
211.31.4.1.04	CONTRIBUICOES SOCIAIS	6.518,38 C	0,00	0,00	0,00	6.518,38 C
211.31.4.1.05	TAXA ASSISTENCIAL	0,00	3.679,82	3.679,82	0,00	0,00
211.41	PARTICIPACOES NOS LUCROS	696.000,00 C	696.000,00	0,00	696.000,00 D	0,00
211.41.2	EMPREGADOS	696.000,00 C	696.000,00	0,00	696.000,00 D	0,00
211.41.2.1.01	SALARIOS A PAGAR	696.000,00 C	696.000,00	0,00	696.000,00 D	0,00

211.49	DIVIDENDOS DECLARADOS E JUROS S/O CAPITA	6.647.075,26 C	27.728.916,89	21.081.841,63	6.647.075,26 D	0,00
211.49.1	DIVIDENDOS DECLARADOS E JUROS S/O CAPITA	6.647.075,26 C	27.728.916,89	21.081.841,63	6.647.075,26 D	0,00
211.49.1.1	DIVIDENDOS DECLARADOS E JUROS S/O CAPITA	6.647.075,26 C	27.728.916,89	21.081.841,63	6.647.075,26 D	0,00
211.49.1.1.01	DIVIDENDOS A PAGAR	6.647.075,26 C	27.728.916,89	21.081.841,63	6.647.075,26 D	0,00
211.51	EMPRESTIMOS A CURTO PRAZO	11.181.187,96 C	6.742.918,60	7.319.026,06	576.107,46 C	11.757.295,42 C
211.51.1	MOEDA NACIONAL	11.181.187,96 C	6.742.918,60	7.319.026,06	576.107,46 C	11.757.295,42 C
211.51.1.1	INTITUICOES FINANCEIRAS	11.181.187,96 C	6.742.918,60	7.319.026,06	576.107,46 C	11.757.295,42 C
211.51.1.1.08	FNE	11.181.187,96 C	6.742.918,60	7.319.026,06	576.107,46 C	11.757.295,42 C
211.71	CREDORES DIVERSOS	62.533,40 C	185.729,10	125.073,10	60.656,00 D	1.877,40 C
211.71.4	PASSIVOS REGULATORIOS	60.656,00 C	60.656,00	0,00	60.656,00 D	0,00
211.71.4.9	OUTROS	60.656,00 C	60.656,00	0,00	60.656,00 D	0,00
211.71.4.9.01	OUTRAS CONTAS A PAGAR	2.017,36 C	2.017,36	0,00	2.017,36 D	0,00
211.71.4.9.01.01	EDUARDO GOMES	143,16 C	143,16	0,00	143,16 D	0,00
211.71.4.9.01.02	MARIA JOSE	62,88 C	62,88	0,00	62,88 D	0,00
211.71.4.9.01.04	CEPISA - COMPANHIA ENERG?TICA DO PIAU?	412,63 C	412,63	0,00	412,63 D	0,00
211.71.4.9.01.06	NC SINALIZADO	1.030,07 C	1.030,07	0,00	1.030,07 D	0,00
211.71.4.9.01.09	KONTIK FRANSTUR VIAGENS E TURISMO LTDA	368,62 C	368,62	0,00	368,62 D	0,00
211.71.4.9.02	IMPORTACAO	58.638,64 C	58.638,64	0,00	58.638,64 D	0,00
211.71.4.9.02.01	SEGUROS	1.060,84 C	1.060,84	0,00	1.060,84 D	0,00
211.71.4.9.02.02	ARMAGENAGEM	13.225,37 C	13.225,37	0,00	13.225,37 D	0,00
211.71.4.9.02.04	FRETES	44.352,43 C	44.352,43	0,00	44.352,43 D	0,00
211.71.5	DIRETORES, CONSELHEIROS E ACIONISTAS	1.877,40 C	125.073,10	125.073,10	0,00	1.877,40 C
211.71.5.2	CONSELHO DE ADMINISTRACAO	1.877,40 C	125.073,10	125.073,10	0,00	1.877,40 C
211.71.5.2.01	HONORARIOS CONSELHO DE ADMINISTRACAO	1.877,40 C	125.073,10	125.073,10	0,00	1.877,40 C
211.81	OBRIGACOES ESTIMADAS	792.685,20 C	347.535,81	1.545.970,51	1.198.434,70 C	1.991.119,90 C
211.81.2	FOLHA DE PAGAMENTO	792.685,20 C	347.535,81	1.545.970,51	1.198.434,70 C	1.991.119,90 C
211.81.2.1	FOLHA DE PAGAMENTO	792.685,20 C	347.535,81	1.545.970,51	1.198.434,70 C	1.991.119,90 C
211.81.2.1.01.01	FERIAS	584.426,43 C	317.172,56	689.259,57	372.087,01 C	956.513,44 C
211.81.2.1.01.02	INSS S/ FERIAS	161.645,56 C	6.823,18	106.305,76	99.482,58 C	261.128,14 C
211.81.2.1.01.03	FGTS SOBRE FERIAS	46.613,21 C	2.245,34	32.018,88	29.773,54 C	76.386,75 C
211.81.2.1.02.01	13 SALARIO	0,00	21.294,73	536.568,71	515.273,98 C	515.273,98 C
211.81.2.1.02.02	INSS SOBRE 13	0,00	0,00	140.659,78	140.659,78 C	140.659,78 C
211.81.2.1.02.03	FGTS SOBRE 13	0,00	0,00	41.157,81	41.157,81 C	41.157,81 C
211.91	OUTRAS OBRIGACOES	3.936.868,58 C	2.572.609,17	4.388.971,52	1.816.362,35 C	5.753.230,93 C
211.91.7	PESQUISA & DESENVOLVIMENTO	3.892.658,08 C	2.242.999,17	4.060.040,52	1.817.041,35 C	5.709.699,43 C
211.91.7.1	F.N.D.C.T.	277.811,80 C	1.495.332,78	1.542.163,82	46.831,04 C	324.642,84 C
211.91.7.1.01	F.N.D.C.T.	277.811,80 C	1.495.332,78	1.542.163,82	46.831,04 C	324.642,84 C
211.91.7.2	M.M.E	138.905,92 C	747.666,39	771.081,91	23.415,52 C	162.321,44 C

Conta	Descricao	Saldo anterior	Débito	Crédito	Mov periodo	Saldo atual
211.91.7.2.01	M.M.E.	138.905,92 C	747.666,39	771.081,91	23.415,52 C	162.321,44 C
211.91.7.3	PESQUISA & DESENVOLVIMENTO - PROJETO P&D	3.475.940,36 C	0,00	1.746.794,79	1.746.794,79 C	5.222.735,15 C
211.91.7.3.01	PESQUISA & DESENVOLVIMENTO - PROJETO P&D	3.475.940,36 C	0,00	1.746.794,79	1.746.794,79 C	5.222.735,15 C
211.91.9	OUTRAS	44.210,50 C	329.610,00	328.931,00	679,00 D	43.531,50 C
211.91.9.1	OUTRAS	44.210,50 C	329.610,00	328.931,00	679,00 D	43.531,50 C
211.91.9.1.01	T.F.S.E.E.	24.210,50 C	189.610,00	188.931,00	679,00 D	23.531,50 C
211.91.9.1.02	CCT	20.000,00 C	140.000,00	140.000,00	0,00	20.000,00 C
22	PASSIVO NAO CIRCULANTE	154.953.577,41 C	7.319.026,06	0,00	7.319.026,06 D	147.634.551,35 C
221	OBRIGACOES	154.953.577,41 C	7.319.026,06	0,00	7.319.026,06 D	147.634.551,35 C
221.61	EMPRESTIMOS E FINANCIAMENTOS - LP	154.240.816,85 C	7.319.026,06	0,00	7.319.026,06 D	146.921.790,79 C
221.61.1	MOEDA NACIONAL	154.240.816,85 C	7.319.026,06	0,00	7.319.026,06 D	146.921.790,79 C
221.61.1.1	INSTITUICOES FINANCEIRAS	154.240.816,85 C	7.319.026,06	0,00	7.319.026,06 D	146.921.790,79 C
221.61.1.1.06	FINANC BNB PROINFRA	154.240.816,85 C	7.319.026,06	0,00	7.319.026,06 D	146.921.790,79 C
221.82	IMOBILIZADO EM SERVICO	204.445,03 C	0,00	0,00	0,00	204.445,03 C
221.82.1	IMOBILIZADO EM SERVICO	204.445,03 C	0,00	0,00	0,00	204.445,03 C
221.82.1.1.01	PETROLEO BRASILEIRO S/A	204.445,03 C	0,00	0,00	0,00	204.445,03 C
221.99	PROVISOES PASSIVAS	508.315,53 C	0,00	0,00	0,00	508.315,53 C
221.99.7	PROVISAO PARA CONTINGENCIAS TRABALHISTAS	508.315,53 C	0,00	0,00	0,00	508.315,53 C
221.99.7.0.01	CONTIGENCIAS TRABALHISTAS	508.315,53 C	0,00	0,00	0,00	508.315,53 C
24	PATRIMONIO LIQUIDO	315.801.045,44 C	20.768.424,16	827.198,36	19.941.225,80 D	295.859.819,64 C
241	CAPITAL SOCIAL	276.418.187,00 C	0,00	0,00	0,00	276.418.187,00 C
241.01	CAPITAL SUBSCRITO	276.418.187,00 C	0,00	0,00	0,00	276.418.187,00 C
241.01.1	CAPITAL SUBSCRITO	276.418.187,00 C	0,00	0,00	0,00	276.418.187,00 C
241.01.1.1	CAPITAL SUBSCRITO	276.418.187,00 C	0,00	0,00	0,00	276.418.187,00 C
241.01.1.1.02	PETROLEO BRASILEIRO S/A	276.418.187,00 C	0,00	0,00	0,00	276.418.187,00 C
244	RESERVAS DE LUCRO	19.441.632,64 C	0,00	0,00	0,00	19.441.632,64 C
244.01	RESERVA LEGAL	2.301.496,68 C	0,00	0,00	0,00	2.301.496,68 C
244.01.1	RESERVA LEGAL	2.301.496,68 C	0,00	0,00	0,00	2.301.496,68 C
244.01.1.1	RESERVA LEGAL	2.301.496,68 C	0,00	0,00	0,00	2.301.496,68 C
244.91	OUTRAS RESERVAS DE LUCRO	17.140.135,96 C	0,00	0,00	0,00	17.140.135,96 C
244.91.1	RESERVAS DE INCENTIVOS FISCAIS	17.140.135,96 C	0,00	0,00	0,00	17.140.135,96 C
244.91.1.1	BENEFICIO FISCAL SUDENE IRPJ	17.140.135,96 C	0,00	0,00	0,00	17.140.135,96 C
248	LUCROS OU PREJUIZOS ACUMULADOS	19.941.225,80 C	20.768.424,16	827.198,36	19.941.225,80 D	0,00
248.52	LUCROS ACUMULADOS	19.941.225,80 C	20.768.424,16	827.198,36	19.941.225,80 D	0,00
248.52.1	LUCROS ACUMULADOS	19.941.225,80 C	20.768.424,16	827.198,36	19.941.225,80 D	0,00
248.52.1.1	LUCROS ACUMULADOS	19.941.225,80 C	20.768.424,16	827.198,36	19.941.225,80 D	0,00
248.52.1.1.01	LUCROS ACUMULADOS	19.941.225,80 C	20.768.424,16	827.198,36	19.941.225,80 D	0,00

Conta	Descricao	Saldo anterior	Débito	Crédito	Mov periodo	Saldo atual
6	RESULTADO DO EXERCICIO ANTES DA CONTRIBU	0,00	725.985.292,06	782.701.111,17	56.715.819,11 C	56.715.819,11 C
61	RESULTADO OPERACIONAL	0,00	715.991.548,83	771.887.645,33	55.896.096,50 C	55.896.096,50 C
611	RECEITA LIQUIDA	0,00	372.131.663,38	761.528.029,08	389.396.365,70 C	389.396.365,70 C
611.01	GERACAO	0,00	372.131.663,38	761.528.029,08	389.396.365,70 C	389.396.365,70 C
611.01.1	USINAS	0,00	323.943.558,96	755.796.747,06	431.853.188,10 C	431.853.188,10 C
611.01.1.1	RECEITA DE OPERACOES COM ENERGIA ELETRIC	0,00	323.943.558,96	755.796.747,06	431.853.188,10 C	431.853.188,10 C
611.01.1.1.02	SUPRIMENTO	0,00	323.943.558,96	755.796.747,06	431.853.188,10 C	431.853.188,10 C
611.01.1.1.02.01	SUPRIMENTO DE ENERGIA - PARCELA FIXA	0,00	0,00	46.208.186,44	46.208.186,44 C	46.208.186,44 C
611.01.1.1.02.02	SUPRIMENTO DE ENERGIA - PARCELA VARIAVEL	0,00	0,00	186.492.761,09	186.492.761,09 C	186.492.761,09 C
611.01.1.1.02.05	GESUB	0,00	0,00	125.076.086,71	125.076.086,71 C	125.076.086,71 C
611.01.1.1.02.98	GESUB A FATURAR	0,00	137.267.288,93	161.720.858,90	24.453.569,97 C	24.453.569,97 C
611.01.1.1.02.99	PARCELA VARIAVEL A FATURAR	0,00	186.676.270,03	236.298.853,92	49.622.583,89 C	49.622.583,89 C
611.01.6	(-) TRIBUTOS E CONTRIBUICOES SOBRE A REC	0,00	45.421.820,63	5.475.400,75	39.946.419,88 D	39.946.419,88 D
611.01.6.1	USINAS	0,00	45.421.820,63	5.475.400,75	39.946.419,88 D	39.946.419,88 D
611.01.6.1.21	FEDERAIS	0,00	45.421.820,63	5.475.400,75	39.946.419,88 D	39.946.419,88 D
611.01.6.1.21.01	(-) DESPESAS DE PIS SOBRE O FATURAMENTO	0,00	6.312.543,12	409.222,05	5.903.321,07 D	5.903.321,07 D
611.01.6.1.21.02	(-) DESPESA DA COFINS SOBRE O FATURAMENT	0,00	29.075.956,21	1.884.901,63	27.191.054,58 D	27.191.054,58 D
611.01.6.1.21.99	PIS E COFINS RECEITA VARIAVEL A FATURAR	0,00	10.033.321,30	3.181.277,07	6.852.044,23 D	6.852.044,23 D
611.01.8	(-) OUTRAS DEDUCOES NAS VENDAS	0,00	2.766.283,79	255.881,27	2.510.402,52 D	2.510.402,52 D
611.01.8.0.01	ANULACAO DE VENDAS	0,00	2.766.283,79	255.881,27	2.510.402,52 D	2.510.402,52 D
615	(-) GASTOS OPERACIONAIS	0,00	343.859.885,45	10.359.616,25	333.500.269,20 D	333.500.269,20 D
615.01	GERACAO	0,00	329.306.987,71	3.286.898,01	326.020.089,70 D	326.020.089,70 D
615.01.1	USINAS	0,00	322.638.340,90	2.743.088,42	319.895.252,48 D	319.895.252,48 D
615.01.1.1	CUSTO DE OPERACAO	0,00	318.389.369,38	2.718.877,92	315.670.491,46 D	315.670.491,46 D
615.01.1.1.01	MATERIA-PRIMA E INSUMOS PARA PRODUCAO DE	0,00	286.508.843,95	0,00	286.508.843,95 D	286.508.843,95 D
615.01.1.1.01.01	OLEO COMBUSTIVEL	0,00	278.227.719,63	0,00	278.227.719,63 D	278.227.719,63 D
615.01.1.1.01.02	OLEO DIESEL	0,00	2.621.961,56	0,00	2.621.961,56 D	2.621.961,56 D
615.01.1.1.01.03	ADITIVOS	0,00	5.612.353,22	0,00	5.612.353,22 D	5.612.353,22 D
615.01.1.1.01.04	PRODUTOS QUIMICOS	0,00	46.809,54	0,00	46.809,54 D	46.809,54 D
615.01.1.1.02	OUTROS MATERIAIS DIRETOS	0,00	2.537.790,34	50.112,07	2.487.678,27 D	2.487.678,27 D
615.01.1.1.02.01	MATERIAIS DE MANUTENCAO	0,00	2.537.783,28	50.112,07	2.487.671,21 D	2.487.671,21 D
615.01.1.1.02.02	PECAS SOBRESSALENTES	0,00	7,06	0,00	7,06 D	7,06 D
615.01.1.1.03	MAO DE OBRA DIRETA	0,00	11.069.777,12	1.415.183,60	9.654.593,52 D	9.654.593,52 D
615.01.1.1.03.01	SALARIOS E ORDENADOS	0,00	1.720.261,95	146.046,75	1.574.215,20 D	1.574.215,20 D
615.01.1.1.03.02	DSR	0,00	276.025,38	0,00	276.025,38 D	276.025,38 D
615.01.1.1.03.03	HORAS EXTRAS	0,00	2.340.099,09	5.271,18	2.334.827,91 D	2.334.827,91 D
615.01.1.1.03.04	GRATIFICACOES	0,00	397.458,82	16.025,06	381.433,76 D	381.433,76 D
615.01.1.1.03.05	PRO - PARTICIPACAO DE RESULTADO OPERACIONAL	0,00	1.016.156,47	816.455,40	199.701,07 D	199.701,07 D
615.01.1.1.03.06	FERIAS	0,00	949.953,71	60.183,29	889.770,42 D	889.770,42 D
615.01.1.1.03.07	13 SALARIO	0,00	440.889,50	17.975,60	422.913,90 D	422.913,90 D
615.01.1.1.03.08	INDENIZACOES (RESCISOES)	0,00	1.095,84	0,00	1.095,84 D	1.095,84 D
615.01.1.1.03.10	ADICIONAL NOTURNO	0,00	145.843,11	16.383,96	129.459,15 D	129.459,15 D
615.01.1.1.03.13	PERICULOSIDADE	0,00	294.693,79	31.679,43	263.014,36 D	263.014,36 D
615.01.1.1.03.17	INSS	0,00	1.760.617,75	52.391,92	1.708.225,83 D	1.708.225,83 D
615.01.1.1.03.18	FGTS	0,00	525.903,49	15.555,46	510.348,03 D	510.348,03 D

615.01.1.1.03.20	ENCARGOS SOCIAIS 13	0,00	0,00	1.567,60	1.567,60 C	1.567,60 C
615.01.1.1.03.22	ASSISTENCIA MEDICA E SOCIAL	0,00	265.775,31	57.878,12	207.897,19 D	207.897,19 D
615.01.1.1.03.23	SEGURO DE VIDA EM GRUPO	0,00	6.195,23	3.334,81	2.860,42 D	2.860,42 D
615.01.1.1.03.25	VALE TRANSPORTE (TRANSPORTE DE PESSOAL)	0,00	465.259,73	0,02	465.259,71 D	465.259,71 D
615.01.1.1.03.26	VALE REFEICAO (ALIMENTACAO TRABALHADOR)	0,00	400.942,10	166.792,04	234.150,06 D	234.150,06 D
615.01.1.1.03.27	ASSITENCIA ODONTOLOGICA	0,00	20.108,05	7.642,96	12.465,09 D	12.465,09 D
615.01.1.1.03.29	UNIFORMES	0,00	1.330,80	0,00	1.330,80 D	1.330,80 D
615.01.1.1.03.31	AUXILIO EDUCACIONAL	0,00	38.538,00	0,00	38.538,00 D	38.538,00 D
615.01.1.1.03.39	VIAGENS E ESTADIAS	0,00	2.629,00	0,00	2.629,00 D	2.629,00 D
615.01.1.1.04	OUTROS CUSTOS DIRETOS	0,00	552.526,66	76.313,50	476.213,16 D	476.213,16 D
615.01.1.1.04.04	LIMPEZA E CONSERVACAO	0,00	552.526,66	76.313,50	476.213,16 D	476.213,16 D
615.01.1.1.05	CUSTOS INDIRETOS	0,00	3.662.838,31	763.277,78	2.899.560,53 D	2.899.560,53 D
615.01.1.1.05.02	ASSESSORIA	0,00	62.724,73	0,00	62.724,73 D	62.724,73 D
615.01.1.1.05.04	LIMPEZA E CONSERVACAO	0,00	118.648,77	77.299,84	41.348,93 D	41.348,93 D
615.01.1.1.05.05	SERVICOS PRESTADOS PJ	0,00	3.481.464,81	685.977,94	2.795.486,87 D	2.795.486,87 D
615.01.1.1.38	OUTROS CUSTOS	0,00	4.486.052,45	413.990,97	4.072.061,48 D	4.072.061,48 D
615.01.1.1.38.01	TUST	0,00	4.346.052,45	402.890,97	3.943.161,48 D	3.943.161,48 D
615.01.1.1.38.02	CCT	0,00	140.000,00	11.100,00	128.900,00 D	128.900,00 D
615.01.1.1.53	ENCARGOS DE DEPRECIACAO	0,00	9.571.540,55	0,00	9.571.540,55 D	9.571.540,55 D
615.01.1.1.53.01	DEPRECIACAO	0,00	9.571.540,55	0,00	9.571.540,55 D	9.571.540,55 D
615.01.1.9	OUTRAS DESPESAS	0,00	4.248.971,52	24.210,50	4.224.761,02 D	4.224.761,02 D
615.01.1.9.01	TX FISC SERV ENERGIA ELETRICA	0,00	188.931,00	24.210,50	164.720,50 D	164.720,50 D
615.01.1.9.02	PESQUISA & DESENVOLVIMENTO	0,00	4.060.040,52	0,00	4.060.040,52 D	4.060.040,52 D
615.01.4	ADMINISTRACAO CENTRAL	0,00	6.668.646,81	543.809,59	6.124.837,22 D	6.124.837,22 D
615.01.4.1	DESPESAS DE ADMINISTRACAO CENTRAL	0,00	6.668.646,81	543.809,59	6.124.837,22 D	6.124.837,22 D
615.01.4.1.01	PESSOAL	0,00	2.351.735,26	343.489,55	2.008.245,71 D	2.008.245,71 D
615.01.4.1.01.01	SALARIOS E ORDENADOS	0,00	543.660,87	6.266,58	537.394,29 D	537.394,29 D
615.01.4.1.01.02	DSR	0,00	11.238,15	93,94	11.144,21 D	11.144,21 D
615.01.4.1.01.03	HORAS EXTRAS	0,00	119.946,39	0,00	119.946,39 D	119.946,39 D
615.01.4.1.01.04	GRATIFICACOES	0,00	121.814,50	0,00	121.814,50 D	121.814,50 D
615.01.4.1.01.05	PRO - PARTICIPACAO DE RESULTADO OPERACIONAL	0,00	326.306,94	262.159,14	64.147,80 D	64.147,80 D
615.01.4.1.01.06	FERIAS	0,00	227.286,24	11.597,56	215.688,68 D	215.688,68 D
615.01.4.1.01.07	13 SALARIO	0,00	95.679,22	2.087,29	93.591,93 D	93.591,93 D
615.01.4.1.01.08	INDENIZACOES	0,00	1.106,16	0,00	1.106,16 D	1.106,16 D
615.01.4.1.01.10	ADICIONAL NOTURNO	0,00	74,07	0,00	74,07 D	74,07 D
615.01.4.1.01.13	PERICULOSIDADE	0,00	147.669,76	0,00	147.669,76 D	147.669,76 D
615.01.4.1.01.17	INSS	0,00	323.588,23	1.251,00	322.337,23 D	322.337,23 D
615.01.4.1.01.18	FGTS	0,00	92.992,01	409,78	92.582,23 D	92.582,23 D
615.01.4.1.01.22	ASSISTENCIA MEDICA E SOCIAL	0,00	97.738,23	14.041,68	83.696,55 D	83.696,55 D
615.01.4.1.01.23	SEGURO DE VIDA EM GRUPO	0,00	2.278,38	1.161,24	1.117,14 D	1.117,14 D
615.01.4.1.01.25	VALE TRANSPORTE (TRANSPORTE DE PESSOAL)	0,00	112.391,87	0,00	112.391,87 D	112.391,87 D
615.01.4.1.01.26	VALE REFEICAO (ALIMENTACAO TRABALHADOR)	0,00	90.131,80	42.406,55	47.725,25 D	47.725,25 D
615.01.4.1.01.27	ASSITENCIA ODONTOLOGICA	0,00	9.349,34	2.014,79	7.334,55 D	7.334,55 D

Conta	Descricao	Saldo anterior	Débito	Crédito	Mov periodo	Saldo atual
615.01.4.1.01.28	TREINAMENTO/CURSOS	0,00	330,00	0,00	330,00 D	330,00 D
615.01.4.1.01.31	AUXILIO EDUCACIONAL	0,00	27.872,44	0,00	27.872,44 D	27.872,44 D
615.01.4.1.01.35	REFEICOES E LANCHES	0,00	130,66	0,00	130,66 D	130,66 D
615.01.4.1.01.38	AUXILIO ACADEMIA	0,00	150,00	0,00	150,00 D	150,00 D
615.01.4.1.03	UTILIDADES E SERVICOS	0,00	111.547,29	8.519,10	103.028,19 D	103.028,19 D
615.01.4.1.03.02	TELEFONE	0,00	20.926,54	0,00	20.926,54 D	20.926,54 D
615.01.4.1.03.03	CORREIOS E MALOTES	0,00	1.882,95	0,00	1.882,95 D	1.882,95 D
615.01.4.1.03.04	REPRODUCOES (XEROX)	0,00	1.811,71	171,10	1.640,61 D	1.640,61 D
615.01.4.1.03.05	COMUNICACAO (LINKS)	0,00	68.938,11	8.348,00	60.590,11 D	60.590,11 D
615.01.4.1.03.06	ENERGIA ELETRICA	0,00	17.987,98	0,00	17.987,98 D	17.987,98 D
615.01.4.1.04	HONORARIOS	0,00	305.206,56	0,00	305.206,56 D	305.206,56 D
615.01.4.1.04.01	HONORARIOS DIRETORIA	0,00	175.869,90	0,00	175.869,90 D	175.869,90 D
615.01.4.1.04.02	HONORARIOSCONSELHO DE ADMINISTRACAO	0,00	129.336,66	0,00	129.336,66 D	129.336,66 D
615.01.4.1.05	DESPESAS GERAIS	0,00	2.116.792,35	186.778,63	1.930.013,72 D	1.930.013,72 D
615.01.4.1.05.01	MATERIAL DE ESCRITORIO	0,00	466,32	0,00	466,32 D	466,32 D
615.01.4.1.05.02	HIGIENE E LIMPEZA	0,00	180.354,61	0,00	180.354,61 D	180.354,61 D
615.01.4.1.05.03	COPA E COZINHA	0,00	7.048,95	0,00	7.048,95 D	7.048,95 D
615.01.4.1.05.04	MATERIAIS AUXILIARES E DE CONSUMO	0,00	297.276,54	10.267,75	287.008,79 D	287.008,79 D
615.01.4.1.05.05	AUDITORIA	0,00	71.407,13	0,00	71.407,13 D	71.407,13 D
615.01.4.1.05.07	ASSESSORIA	0,00	112.426,32	12.790,10	99.636,22 D	99.636,22 D
615.01.4.1.05.08	SEGURANCA E VIGILANCIA	0,00	462.355,37	0,00	462.355,37 D	462.355,37 D
615.01.4.1.05.09	CONTABILIDADE	0,00	159.141,40	26.763,00	132.378,40 D	132.378,40 D
615.01.4.1.05.10	HONORARIOS ADVOCATICIOS	0,00	68.398,50	9.636,00	58.762,50 D	58.762,50 D
615.01.4.1.05.13	OUTROS SERVICOS PRESTADO P/ PJ	0,00	250.236,13	121.278,47	128.957,66 D	128.957,66 D
615.01.4.1.05.14	CONDUCOES E REFEICOES	0,00	2.547,62	0,00	2.547,62 D	2.547,62 D
615.01.4.1.05.19	DESPESAS CARTORARIAS	0,00	14,96	0,00	14,96 D	14,96 D
615.01.4.1.05.20	EDITAIS E PUBLICACOES LEGAIS	0,00	253.540,00	0,00	253.540,00 D	253.540,00 D
615.01.4.1.05.21	VIAGENS E ESTADIA	0,00	71.513,51	4.147,50	67.366,01 D	67.366,01 D
615.01.4.1.05.22	CONDUCAO / ESTACIONAMENTO / PEDAGIO	0,00	22.388,17	353,00	22.035,17 D	22.035,17 D
615.01.4.1.05.24	MANUTENCAO DE VEICULOS	0,00	3.498,14	0,00	3.498,14 D	3.498,14 D
615.01.4.1.05.25	COMBUSTIVEIS E LUBRIFICANTES	0,00	12.311,50	0,01	12.311,49 D	12.311,49 D
615.01.4.1.05.26	OUTROS GASTOS COM VEICULOS	0,00	706,84	0,00	706,84 D	706,84 D
615.01.4.1.05.27	ALUGUEL DE MAQUINAS	0,00	105.513,33	0,00	105.513,33 D	105.513,33 D
615.01.4.1.05.28	FRETES E CARRETOS	0,00	20.825,04	1.542,80	19.282,24 D	19.282,24 D
615.01.4.1.05.31	BENS DE NATUREZA DURADOURA	0,00	14.821,97	0,00	14.821,97 D	14.821,97 D
615.01.4.1.06	TRIBUTOS	0,00	435.926,35	5.022,31	430.904,04 D	430.904,04 D
615.01.4.1.06.01	CONTRIBUICAO SINDICAL	0,00	11.986,87	0,00	11.986,87 D	11.986,87 D
615.01.4.1.06.02	IPVA	0,00	3.773,53	0,00	3.773,53 D	3.773,53 D
615.01.4.1.06.04	TAXAS DE LICENCA E FUNCIONAMENTO	0,00	1.800,00	0,00	1.800,00 D	1.800,00 D
615.01.4.1.06.05	IPTU	0,00	124.345,16	0,00	124.345,16 D	124.345,16 D
615.01.4.1.06.06	OUTRAS TAXAS E EMOLUMENTOS	0,00	261.263,84	0,00	261.263,84 D	261.263,84 D
615.01.4.1.06.07	IOF	0,00	2.515,17	0,00	2.515,17 D	2.515,17 D
615.01.4.1.06.08	ICMS DIFAL	0,00	30.241,78	5.022,31	25.219,47 D	25.219,47 D
615.01.4.1.10	ENCARGOS DE DEPRECIACAO E AMORTIZACAO	0,00	1.262.828,22	0,00	1.262.828,22 D	1.262.828,22 D
615.01.4.1.10.01	DEPRECIACAO	0,00	129.520,87	0,00	129.520,87 D	129.520,87 D
615.01.4.1.10.02	AMORTIZACAO	0,00	1.133.307,35	0,00	1.133.307,35 D	1.133.307,35 D
615.01.4.1.92	SEGUROS	0,00	84.610,78	0,00	84.610,78 D	84.610,78 D
615.01.4.1.92.01	SEGUROS RISCOS PATRIMONIAIS	0,00	81.407,12	0,00	81.407,12 D	81.407,12 D
615.01.4.1.92.02	SEGUROS RESPONSABILIDADE CIVIL	0,00	2.296,02	0,00	2.296,02 D	2.296,02 D
615.01.4.1.92.03	SEGURO GARANTIA	0,00	907,64	0,00	907,64 D	907,64 D
615.05	COMERCIALIZACAO	0,00	14.552.897,74	7.072.718,24	7.480.179,50 D	7.480.179,50 D

615.05.1	COMERCIALIZACAO DE ENERGIA ELETRICA	0,00	14.552.897,74	7.072.718,24	7.480.179,50 D	7.480.179,50 D
615.05.1.5	OPERAACOES COM ENERGIA ELETRICA	0,00	14.552.897,74	7.072.718,24	7.480.179,50 D	7.480.179,50 D
615.05.1.5.01	ENERGIA ELETRICA - CURTO PRAZO	0,00	14.552.843,24	6.404.216,80	8.148.626,44 D	8.148.626,44 D
615.05.1.5.03	(-) CREDITO PIS COFINS	0,00	54,50	668.501,44	668.446,94 C	668.446,94 C
63	RESULTADO OPERACIONAL FINANCEIRO	0,00	9.005.493,48	9.112.742,34	107.248,86 C	107.248,86 C
631	RECEITA FINANCEIRA	0,00	82.514,50	9.112.742,34	9.030.227,84 C	9.030.227,84 C
631.01	GERACAO	0,00	82.514,50	9.112.742,34	9.030.227,84 C	9.030.227,84 C
631.01.1	USINAS	0,00	82.514,50	1.893.986,39	1.811.471,89 C	1.811.471,89 C
631.01.1.1	RENDAS	0,00	82.514,50	1.599.442,84	1.516.928,34 C	1.516.928,34 C
631.01.1.1.02	JUROS SELIC ATUAL DE CREDITOS TRIBUTAR	0,00	82.514,49	1.593.393,52	1.510.879,03 C	1.510.879,03 C
631.01.1.1.07	DESCONTOS OBTIDOS	0,00	0,01	6.049,32	6.049,31 C	6.049,31 C
631.01.1.3	VARIACOES MONETARIAS	0,00	0,00	294.543,55	294.543,55 C	294.543,55 C
631.01.1.3.02	VARIACOES CAMBIAIS ATIVAS	0,00	0,00	294.543,55	294.543,55 C	294.543,55 C
631.01.4	ADMINISTRACAO CENTRAL	0,00	0,00	7.218.755,95	7.218.755,95 C	7.218.755,95 C
631.01.4.1	RENDAS	0,00	0,00	7.218.755,95	7.218.755,95 C	7.218.755,95 C
631.01.4.1.06	RECEITAS SOBRE APLICACAOES FINANCEIRAS	0,00	0,00	7.218.755,95	7.218.755,95 C	7.218.755,95 C
635	(-) DESPESA FINANCEIRA	0,00	8.922.978,98	0,00	8.922.978,98 D	8.922.978,98 D
635.01	GERACAO	0,00	8.922.978,98	0,00	8.922.978,98 D	8.922.978,98 D
635.01.1	USINAS	0,00	8.922.978,98	0,00	8.922.978,98 D	8.922.978,98 D
635.01.1.1	ENCARGOS DE DIVIDAS	0,00	8.922.978,98	0,00	8.922.978,98 D	8.922.978,98 D
635.01.1.1.01	JUROS PAGOS OU CREDITADOS	0,00	1.140.615,83	0,00	1.140.615,83 D	1.140.615,83 D
635.01.1.1.03	JUROS E COMIS SOBRE EMP E FINANC NO PAIS	0,00	7.755.100,20	0,00	7.755.100,20 D	7.755.100,20 D
635.01.1.1.05	JUROS/MULTA DE MORA	0,00	1.912,50	0,00	1.912,50 D	1.912,50 D
635.01.1.1.11	DESPESAS E TARIFAS BANCARIAS	0,00	25.350,45	0,00	25.350,45 D	25.350,45 D
67	RESULTADO NAO OPERACIONAL	0,00	988.249,75	1.700.723,50	712.473,75 C	712.473,75 C
671	RECEITA NAO OPERACIONAL	0,00	29.049,94	1.700.723,50	1.671.673,56 C	1.671.673,56 C
671.01	GERACAO	0,00	29.049,94	1.700.723,50	1.671.673,56 C	1.671.673,56 C
671.01.4	ADMINISTRACAO CENTRAL	0,00	29.049,94	1.700.723,50	1.671.673,56 C	1.671.673,56 C
671.01.4.9	OUTRAS RECEITAS	0,00	29.049,94	1.700.723,50	1.671.673,56 C	1.671.673,56 C
671.01.4.9.01	RECEITAS EVENTUAIS	0,00	29.049,94	1.700.723,50	1.671.673,56 C	1.671.673,56 C
675	(-) DESPESA NAO OPERACIONAL	0,00	959.199,81	0,00	959.199,81 D	959.199,81 D
675.01	GERACAO	0,00	959.199,81	0,00	959.199,81 D	959.199,81 D
675.01.1	USINAS	0,00	959.199,81	0,00	959.199,81 D	959.199,81 D
675.01.1.9	OUTRAS DESPESAS	0,00	959.199,81	0,00	959.199,81 D	959.199,81 D
675.01.1.9.01	OUTRAS DESPESAS INDEDUT?VEIS	0,00	959.199,81	0,00	959.199,81 D	959.199,81 D

Conta	Descricao	Saldo anterior	Débito	Crédito	Mov periodo	Saldo atual
7	LUCRO OU PREJUIZO LIQUIDO DO EXERCICIO	0,00	84.687.478,47	80.384.857,60	4.302.620,87 D	4.302.620,87 D
71	RESULTADO DO EXERCICIO	0,00	84.687.478,47	80.384.857,60	4.302.620,87 D	4.302.620,87 D
710	RESULTADO DO EXERCICIO	0,00	84.687.478,47	80.384.857,60	4.302.620,87 D	4.302.620,87 D
710.01	GERACAO	0,00	84.687.478,47	80.384.857,60	4.302.620,87 D	4.302.620,87 D
710.01.1	RESULTADO DO EXERCICIO DEPOIS DA CONTRIB	0,00	84.687.478,47	80.384.857,60	4.302.620,87 D	4.302.620,87 D
710.01.1.2	PROVISOES SOBRE O RESULTADO DO EXERCICIO	0,00	84.687.478,47	80.384.857,60	4.302.620,87 D	4.302.620,87 D
710.01.1.2.01	(-) CONTRIBUICAO SOCIAL	0,00	14.705.993,15	11.072.467,67	3.633.525,48 D	3.633.525,48 D
710.01.1.2.02	(-) IMPOSTO DE RENDA	0,00	40.793.981,76	30.714.854,66	10.079.127,10 D	10.079.127,10 D
710.01.1.2.05	(-) BENEFICIO SUDENE (IR)	0,00	29.187.503,56	38.597.535,27	9.410.031,71 C	9.410.031,71 C

Annex IV

(CVM Instruction No. 481- Annex 21)

Annex 21

1. List the appraisers recommended by the manager

AUDILINK &CIA AUDITORES, hereinafter referred to as AUDILINK, was appointed to realize the value of the net equity of the company AREMBEPE ENERGIA S.A. to be merged into PETROBRAS.

2. Describe the qualification of recommended appraisers

AUDILINK is an consulting firm, registered with the CRC under number CRC/RS –003688/0-2 F-RJ, duly qualified to issue appraisal report at book value in accordance with existing regulations; meeting specifications and criteria established by USPAP (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different bodies, such as the Securities Commission – CVM, SUSEP - The Superintendence of Private Insurance, RIR – Income Tax Regulations etc. AUDILINK has developed services of similar nature for Petrobras.

3. Provide copies of the work offers and compensation of recommended appraisers

See below

4. Describe any relevant existing relationship in the last three (3) years between the recommended appraisers and the parties related to the company, such as defined by the accounting rules providing for such matter

The Independent Auditors have no interest, whether direct or indirect, in the companies involved in the transaction, and there is no other material circumstance that may characterize conflict of interest.

PETROBRAS

Dear Sirs,

Ref.: Request for quotation – 1557090145

BIDDER:

TRADE NAME: AUDILINK & CIA AUDITORES

CNPJ and STATE REGISTRATION: 02.163.575/0001-50 - Exempt

Address/Phone-Fax: Rua Butantã, 461 Conjuntos 71 e 72, Pinheiros, São Paulo/SP – CEP: 05424-140

1. PURPOSE:

1.1 We present our Proposal Letter for provision of audit services for development of the net assets appraisal report of company AREMBEPE ENERGIA S.A., for the base date to be determined by the accounting department of PETROBRAS, for the purposes of the merger resulting from the corporate reorganization in accordance with the applicable laws and regulations, in particular the Corporations Act, as detailed in the invitation to the tender in caption.

2. TERMS AND CONDITIONS

2.1 The Bidder hereby acknowledges to be aware of the conditions of the bid announcement governing this quotation.

3. PRICE OF SERVICE.

3.1 For the provision of services, we will charge the total amount of BRL$ 14,000.00 (fourteen thousand reais).

3.2 The validity of the proposal will be thirty (30) days from the date of opening of the public session.

3.3 The proposed price includes all costs necessary to fully implement the service, such as personnel, administration and all charges (social obligations, taxes etc.) levied on the service.

SÃO PAULO/SP, June 18, 2014.

AudiLink & Cia. Auditores

Roberto Caldas Bianchessi
Partner/Manager
CPF 380.517.450-00
ID 1005034762 SSP/RS

www.petrobras.com.br

PETROBRAS
Ministério de Minas e Energia
GOVERNO FEDERAL BRASIL PAÍS RICO É PAÍS SEM POBREZA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.